Transformation



annual report

NPS
Pharmaceuticals, Inc.


NPS IS CREATING A SUSTAINABLE
company by building
A SOLID FOUNDATION
for growth as it defines
NEW CORPORATE DIRECTIONS.

NPS
Pharmaceuticals, Inc.

Table of Contents





Transformation connotes a process of change, usually of functions, environment, or character. NPS Pharmaceuticals is certainly in the midst of a transformation in each of these areas as we enter the company's nineteenth year.

Our corporate functions are changing dramatically, driven by the process of maturing from a research and development organization into a company capable of supporting its diverse operations from earnings. This is reflected in expanding skill sets at NPS, which include new capabilities in marketing, sales, regulatory compliance, and medical affairs, to name a few. Late last summer we announced that we had reached agreement with Amgen to promote their product, Kineret®, for the treatment of moderate to severe rheumatoid arthritis. NPS is now the exclusive representative of Kineret® to rheumatologists in the United States. This allows us to launch our sales and marketing activities in anticipation of building a larger team to introduce PREOS®, our drug candidate for treating postmenopausal osteoporosis, once it is approved for commercial sale.

In addition to strengthening our marketing and sales teams in 2004, we also secured a promising collaboration with the Danish company, Nycomed, for the European registration and distribution of PREOS®. This ensures that PREOS® will be introduced in a timely fashion outside the United States, and that it will receive enthusiastic support in a major market that we would not address on our own.

After reporting positive results from the 2,600-patient Phase 3 clinical trial of PREOS® in March 2004, we began the task of preparing marketing applications for PREOS® for submission to the U.S. Food and Drug Administration and the European Medicines Agency.

In addition to advancing PREOS® toward final regulatory review, we also announced progress with our proprietary drug candidate, teduglutide, a potential treatment for gastrointestinal disorders. In April 2004, we began a Phase 3 study with teduglutide in patients with short bowel syndrome. A successful result in this study would indicate a possible breakthrough for patients with this severe condition who currently have very few treatment options. We are also conducting a proof-of-concept trial with teduglutide in patients with Crohn's disease, an inflammatory bowel condition. A positive outcome in this study would signal the potential of teduglutide to address a variety of important gastrointestinal disorders where the need for better therapies remains high.

We achieved a major milestone in 2004 with Amgen's launch of the first molecule discovered by NPS to be approved by the FDA for use by patients. In 1996 we licensed cinacalcet HCl to Amgen, who then developed the molecule and received regulatory approval to market it as Sensipar® for the treatment of primary hyperparathyroidism (HPT) in parathyroid carcinoma patients and secondary HPT in kidney failure patients on dialysis. It is enormously gratifying to see this important first-in-class therapy become available to people who will derive great benefit from it.

Our corporate environment at NPS is also undergoing transformation. We recently built a new administrative and research facility in Salt Lake City with the capacity to accommodate our growing corporate support and discovery teams. The new building is just east of our previous location in the University of Utah Research Park in a setting that is both aesthetically and intellectually exhilarating.

Our growing medical and commercial groups are now headquartered in Parsippany, New Jersey. Having a presence in the New Jersey pharmaceutical corridor is a tremendous advantage for us in hiring people with valuable skills and experience, especially in the areas of late-stage drug development, and sales and marketing.

In Canada, we are preparing to move from our space near the airport in Mississauga to a new location in the heart of downtown Toronto. There we'll be surrounded by Toronto's research universities and teaching hospitals, which will allow us to actively participate in the city's world-class academic and clinical communities.

While the expansion of our corporate functions amid a changing corporate environment are natural reflections of progress, they also present challenges as we adapt to growth and plan for future success. On the one hand, we must be more responsive than ever to the demands of the financial, regulatory, marketplace, and corporate governance issues that confront us. We must be adroit at acting in a timely and effective manner while managing a growing organization with offices in three different locations.

On the other hand, it is important to us that we retain the character that has served us so well for so long. We continue to value individual contributions to the success of NPS and draw strength from the diverse cultures, backgrounds, experience, and knowledge that we are accumulating as we grow. We pride ourselves on our ability to foster a spirit of open interaction, knowledge sharing, and mutual respect. It is my goal to have NPS continue to be an organization that is highly sought after as a place to grow, not just as a place to work.

The efforts of all of the people at NPS have presented us with an opportunity that comes to very few biotech companies—to become an independent, sustainable, profitable pharmaceutical enterprise. I look forward to sharing our future successes with each of you as we continue our transformation.

Hunter Jackson, Ph.D.
Chairman, Chief Executive Officer, and President

Sensipar® and Kineret® are registered trademarks of Amgen.


SKILLS

Creating a Sustainable Company

NPS is positioned to become the sustainable pharmaceutical company we have always envisioned. We are increasing our capacity for discovering, developing, and marketing drugs in therapeutic areas that include hyperparathyroidism, osteoporosis, rheumatology, gastrointestinal disorders, and diseases of the central nervous system. As we grow from a research and development organization into an integrated commercial enterprise, we are also adding marketing and sales functions, and enhancing our capabilities in regulatory compliance, manufacturing, and medical affairs.

We have cultivated a balance between proprietary and partnered programs, and we continue to evaluate the creation of more partnerships with some of our developing programs as a way to reduce risk and manage cash. As evidenced by the successful financing completed late in 2004, based on royalties from Sensipar® sales, we are using our successes to generate further opportunities for growth and transformation.

NPS

NPS is building upon its core business and scientific functions by acquiring new skill sets as it becomes an independent, sustainable, and profitable pharmaceutical company.





Sensipar® is a registered trademark of Amgen.


Environment
FACILITIES

One manifestation of the company's transformation is our new facilities. When the company was founded in 1986, we had three employees housed in a one-room office and small lab in Salt Lake City, Utah. Today we have more than 375 employees at offices in Parsippany, New Jersey, Toronto, Canada, and Salt Lake City. Our new administrative headquarters and research facility is located in the foothills above the University of Utah campus and has the capacity to accommodate our growing research, clinical development, and corporate support functions.

Our commercial headquarters in Parsippany, New Jersey is in the center of the greatest concentration of pharmaceutical companies in the world, and has enabled us to attract talented marketing and sales managers with extensive experience in the pharmaceutical industry.

The company's research and administrative staff in Mississauga, Canada will be moving to a new research center in downtown Toronto near several universities and hospitals, and just across the street from the renowned Banting and Best Medical Research Institute named for the discoverers of insulin. The site is part of a development sponsored by the city of Toronto that will provide a vibrant atmosphere for our Canadian research and discovery efforts.

As our corporate functions and facilities continue to expand, we will remain committed to retaining our productive corporate culture and valuing highly the contributions of every employee.



NPS

As the NPS corporate environment evolves, we are also expanding into larger and newer facilities to house employees in several key areas.


Experience

Planning for growth requires that we find people with the skills to manage a larger organization and the willingness to adapt and contribute to a strong corporate culture. To do this, we are adding people who have experience in creating successful pharmaceutical products and who thrive in an open and challenging environment. For example, NPS recently added managers and sales representatives who bring essential marketing and sales expertise from the pharmaceutical industry to the company. In addition to our corporate marketing managers, we now have national and district field sales managers, as well as a national sales training manager in place. These skilled leaders oversee the promotion of Amgen's Kineret®, a treatment for moderate to severe rheumatoid arthritis, and will manage the sale of our osteoporosis drug candidate, PREOS®, upon its approval by the FDA.

This arrangement has the advantage of allowing NPS to have a fully functioning sales force in place before the approval and launch of PREOS®. It gives our sales representatives the opportunity to form relationships with rheumatologists, the physicians we think most likely to initially prescribe PREOS®. In addition, the collaboration we have established with Nycomed for the European registration and distribution of PREOS® strengthens our position in a market we would not have addressed on our own.

NPS

NPS relies on the talents and character of its employees for its success. In addition to its highly skilled management and scientific teams, the company now has an experienced sales force.





Kineret® is a registered trademark of Amgen.

The depth and diversity of the NPS pipeline are important elements in the company's long-term success. NPS has both proprietary products and agreements with partners and licensees in order to manage risk and enhance opportunities for success.

PRODUCTS

On the Market

Sensipar®, (cinacalcet HCl) the calcimimetic compound licensed to and developed by Amgen for treating hyperparathyroidism (HPT), is the first NPS molecule to reach the market. It has been approved in the U.S. and in Europe for the treatment of secondary HPT in dialysis patients and primary HPT in patients with parathyroid carcinoma. The U.S. FDA has also granted Amgen an approvable letter for using Sensipar® to treat patients with chronic kidney disease who are not on dialysis, and in patients with classic primary HPT. This represents a significant advance in addressing a still unmet medical need.

NPS has also obtained from Amgen the U.S. rights to promote Kineret®, a treatment for moderate to severe rheumatoid arthritis (RA). Kineret® (anakinra) is a novel interleukin-1 receptor antagonist that has shown efficacy in certain RA patients. It could provide an excellent alternative for patients who do not respond to other RA treatments on the market.



Advanced Clinical Development



PREOS®, recombinant human parathyroid hormone (PTH), is an anabolic, or bone forming molecule shown to stimulate the growth of new bone that is resistant to fracture. Clinical studies with PREOS®, including the Phase 3 Treatment of Osteoporosis with PTH (TOP) study, showed that PTH therapy can significantly reduce the risk of first and subsequent vertebral fractures in post-menopausal women with osteoporosis. In addition to the TOP study, the PTH and alendronate (PaTH) study conducted by researchers at the University of California, San Francisco generated results demonstrating that a bone forming agent such as PREOS®, followed by alendronate (a bone antiresorptive agent) can produce rapid and substantial gains in bone mineral density.

Another advanced product candidate is the proprietary molecule, teduglutide, which is based on a natural hormone called glucagon-like peptide-2 (GLP-2). Teduglutide has been shown to improve the ability of gastrointestinal cells to absorb nutrients in patients where this ability has been compromised. NPS is conducting a pivotal Phase 3 trial in patients with short bowel syndrome, as well as a proof-of-concept study in patients with Crohn's disease. Positive results from these studies could indicate important therapeutic applications for teduglutide.



Early Clinical Development



Calcilytics are small molecules that antagonize calcium receptors on the parathyroid glands. They have the potential to treat osteoporosis by producing transient increases in PTH levels, thus providing the same anabolic effects as PREOS® but through oral administration. NPS has partnered this program with GlaxoSmithKline (GSK), which has chosen a set of compounds for clinical development and launched Phase 1 studies. Though relatively early in their development, calcilytics represent a potential class of very strong follow-on products to PREOS®, and NPS has a co-promotion option with GSK for calcilytics in North America.

Another NPS licensee, Janssen, is developing compounds that inhibit the reuptake of the neurotransmitter glycine. These molecules represent potential treatments for schizophrenia. The first compound of this class is now in Phase 1 clinical trials. Under the terms of this licensing agreement, NPS will collect royalties on any products from this program that reach the market.





Drug Discovery



Our most advanced drug discovery effort, partnered with AstraZeneca, is designed to find compounds that are active at metabotropic glutamate receptors (mGluRs). These receptors are located predominately in the central nervous system, where they appear to play a role in several different neurological and psychiatric disorders. Research has also identified antagonists of an mGluR subtype at the lower end of the esophagus. This receptor may be an important new target in controlling gastro-esophageal reflux disease, an area in which AstraZeneca is a world leader. Under the terms of our agreement with AstraZeneca, we can elect to co-promote in North America any products that result from our collaboration, or to collect royalties on product sales.





SELECTED FINANCIAL DATA

The selected consolidated financial data presented below are for each fiscal year in the five-year period ended December 31, 2004. This is derived from, and qualified by reference to, NPS's audited consolidated financial statements and notes thereto appearing elsewhere in this report. The selected quarterly data presented below are derived from our unaudited consolidated financial statements.

Consolidated Statements of Operations Data

(in thousands, except per share amounts)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Revenues from research and license agreements	$ 14,237	$ 9,919	$ 2,154	$ 10,410	$ 7,596
Operating expenses:					
Cost of royalties received	237	—	—	—	—
Research and development	143,099	118,173	80,872	60,090	27,888
General and administrative	34,351	20,337	14,777	12,099	12,036
Amortization of goodwill and acquired intangibles [1]	1,598	1,485	1,322	3,411	3,561
Merger costs and termination fees	—	46,114	—	—	—
Total operating expenses	179,285	186,109	96,971	75,600	43,485
Operating loss	(165,048)	(176,190)	(94,817)	(65,190)	(35,889)
Other income (expense), net	(1,570)	3,265	7,883	15,522	4,277
Loss before income tax expense	(166,618)	(172,925)	(86,934)	(49,668)	(31,612)
Income tax expense (benefit)	1,633	(2,530)	(102)	300	—
Loss before cumulative effect of change in accounting principle	(168,251)	(170,395)	(86,832)	(49,968)	(31,612)
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method [2]	—	—	—	—	(500)
Net loss	$ (168,251)	$ (170,395)	$ (86,832)	$ (49,968)	$ (32,112)
Diluted loss per share:					
Loss before cumulative effect of change in accounting principle	$ (4.43)	$ (4.71)	$ (2.79)	$ (1.67)	$ (1.32)
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method [2]	—	—	—	—	(0.02)
Net loss per share [3]	$ (4.43)	$ (4.71)	$ (2.79)	$ (1.67)	$ (1.34)
Diluted weighted average shares outstanding [3]	37,948	36,148	31,165	29,912	24,007

(1) NPS Pharmaceuticals, Inc. and its subsidiaries (the Company) adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* or SFAS No. 142 as of January 1, 2002. The Company recognized $2.1 million and $2.2 million, respectively, for the years ended December 2001 and 2000 of amortization of goodwill and the assembled workforce component of purchased intangibles, which was not recorded in 2004, 2003, and 2002 under SFAS No. 142.

(2) During the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin No. 101, *Revenue Recognition,* or SAB No. 101. SAB No. 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The result of the adoption of SAB No. 101 was to reduce recognition of previously reported license fee revenues prior to December 31, 1999 by $500,000 through a cumulative effect of accounting change for the year ended December 31, 2000. These revenues were recognized as income in the year ended December 31, 2000.

(3) See note 1 to the consolidated financial statements for information concerning the computation of net loss per share.

SELECTED FINANCIAL DATA, CONTINUED

Consolidated Balance Sheets Data

(in thousands)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Cash, cash equivalents, and marketable investment securities	$ 329,685	$ 303,874	$ 234,454	$ 207,518	$ 246,936
Working capital	306,349	283,906	228,497	206,314	244,712
Total assets	397,485	327,508	253,468	234,976	269,270
Long-term portion of capital leases and notes payable	367,000	192,000	—	—	54
Accumulated deficit	(586,481)	(418,230)	(247,835)	(161,003)	(111,035)
Stockholders' equity (deficit)	(12,789)	112,785	242,362	221,935	265,340

Quarterly Financial Data

(in thousands, except per share amounts)

	Quarter ended			
	December 31	September 30	June 30	March 31
2004				
Revenue from research and license agreements	$ 1,073	$ 710	$ 443	$ 12,011
Operating loss	(49,249)	(39,069)	(41,218)	(35,512)
Net loss	(52,048)	(39,170)	(41,382)	(35,651)
Basic and diluted loss per common and common share equivalent [1]	$ (1.34)	$ (1.02)	$ (1.11)	$ (0.96)

	Quarter ended			
	December 31	September 30	June 30	March 31
2003				
Revenue from research and license agreements	$ 2,008	$ 7,700	$ 73	$ 138
Operating loss	(49,098)	(29,168)	(67,919)	(30,005)
Net loss	(48,487)	(28,943)	(64,875)	(28,090)
Basic and diluted loss per common and common share equivalent [1]	$ (1.31)	$ (0.79)	$ (1.82)	$ (0.80)

[1] Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference therein contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this Annual Report on Form 10-K and the documents incorporated by reference therein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding potential drug candidates, their potential therapeutic effect, the possibility of obtaining regulatory approval, our ability or the ability of our collaborators to manufacture and sell any products, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate or discover new drugs in the future are all forward-looking in nature. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

- the risks inherent in our research and development activities, including the successful continuation of our strategic collaborations, our and our collaborators' ability to successfully complete clinical trials, commercialize products and receive required regulatory approvals, and the length, time, and cost of obtaining such regulatory approvals;
- competitive factors;
- our ability to maintain the level of our expenses consistent with our internal budgets and forecasts;
- the ability of our contract manufacturers to successfully produce adequate supplies of our product candidates to meet our clinical trial and commercial launch requirements;
- changes in our relationships with our collaborators;
- variability of our royalty, license, and other revenues;
- our ability to enter into and maintain agreements with current and future collaborators on commercially reasonable terms;
- uncertainty regarding our patents and patent rights;
- compliance with current or prospective governmental regulation;
- technological change; and
- general economic and market conditions.

You should also consider carefully the statements set forth in the section entitled "Risk Factors" of this Annual Report on Form 10-K, which addresses these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

Overview

Our objective is to build a profitable biopharmaceutical company by discovering, developing, and commercializing small molecule drugs and recombinant proteins. Our current product candidates are primarily for the treatment of bone and mineral disorders, gastrointestinal disorders, and central nervous system disorders. Our product portfolio consists of a FDA approved product as well as product candidates in various stages of clinical development and preclinical development.

Our FDA approved product, cinacalcet HCl, has received marketing approval in the U.S., the European Union, and Canada, for the treatment of secondary hyperparathyroidism in chronic kidney disease patients on dialysis and for the treatment of elevated calcium levels in patients with parathyroid carcinoma. We have licensed to Amgen worldwide rights to cinacalcet HCl, with the exception of Japan, China, North and South Korea, Hong Kong, and Taiwan, where we have licensed such rights to Kirin Brewery, Ltd. Amgen developed and is marketing cinacalcet HCl in the U.S. under the brand name Sensipar® and in Europe under the brand name Mimpara®. Kirin is presently in Phase 3 clinical trials with cinacalcet HCl. Both Amgen and Kirin have contractually committed to pay us royalties on their sales of cinacalcet HCl.

PREOS® is our most advanced product candidate. PREOS® is our brand name for recombinant, full-length human parathyroid hormone which we are developing as a potential treatment for post-menopausal osteoporosis. We have successfully completed a pivotal Phase 3 clinical trial with PREOS®. We are preparing a NDA to be filed with the FDA for approval to market PREOS® in the U.S. We have granted to Nycomed the exclusive right to market and sell PREOS® in Europe. Nycomed also assumed responsibility to file all necessary regulatory filings to obtain marketing approval for PREOS® in Europe. We expect Nycomed to file its marketing application, or MA, with the European Medicines Evaluation Authority, or EMEA, in March 2005. Upon approval, Nycomed intends to market PREOS® in Europe under the brand name PREOTACT™.

We are conducting a pivotal Phase 3 clinical trial with teduglutide, our analog of glucagon-like peptide 2, in patients with short bowel syndrome and are also conducting a proof-of-concept Phase 2 clinical trial in patients with Crohn's disease. Our corporate licensee, GlaxoSmithKline, is engaged in Phase 1 clinical development activities with calcilytic compounds licensed from us for the potential use in osteoporosis. We are also evaluating the potential use of two proprietary compounds, isovaleramide and delucemine, in a variety of central nervous system disorders. In August 2004, we entered into an agreement with Amgen to promote Amgen's proprietary drug, Kineret®, a biologic therapy for the treatment of moderate to severe rheumatoid arthritis. The agreement accelerates our creation of a sales organization in preparation for the commercial launch of PREOS®. We have entered into collaborative research, development, and license agreements with AstraZeneca AB and Janssen Pharmaceutical N.V., a subsidiary of Johnson & Johnson, with respect to certain other of our product development programs.

We have incurred cumulative losses from inception through December 31, 2004 of approximately $586.5 million, net of cumulative revenues from research and license agreements of approximately $99.8 million. We expect to continue to incur significant operating losses over at least the next several years as we continue our current and anticipated development projects. The preparation of the PREOS® NDA, commercial manufacturing activities, the build-up of the infrastructure necessary for the commercial launch of PREOS® and the conduct of post-FDA approval clinical trials with PREOS® will substantially contribute to the operating losses. Other activities that will increase our operating losses include: the conduct of clinical trials with teduglutide and contractual commitments to fund research activities in our metabotropic glutamate receptor program.

Major Research and Development Projects

Our major research and development projects involve PREOS® and teduglutide. We also have other research and development efforts in central nervous system disorders.

PREOS®. PREOS® is our brand name for recombinant, full length, human parathyroid hormone that we are developing for the treatment of osteoporosis. We have successfully completed a pivotal Phase 3 clinical trial designed to demonstrate both safety and efficacy of this product candidate, and are preparing a NDA to be filed with the FDA. During the years ended December 31, 2004, 2003, and 2002 we incurred $87.6 million, $80.6 million, and $54.7 million, respectively, in the research and development of this product candidate, including costs associated with the manufacture of clinical and commercial supplies of PREOS®. We have incurred costs of approximately $280.1 million since we acquired this product candidate with our acquisition of Allelix Biopharmaceuticals Inc., or Allelix, in December 1999.

Our development administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

The goal of our PREOS® development program is to obtain marketing approval from the FDA and analogous international agencies. We will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. To obtain the first of such approvals, we will need to submit a NDA to the FDA. We have granted to Nycomed the exclusive right to market and sell PREOS® in Europe. Because of the ongoing work with respect to the PREOS® program, the preparation of the NDA, the FDA review process, the initiation of commercial manufacturing activities, the creation of a sales and marketing organization, and the risks associated with the clinical trial approval process, including the risk that we may have to repeat, revise, or expand the scope of trials, or conduct additional clinical trials not presently planned to secure marketing approvals and the additional risks identified herein, we are unable to estimate the costs to completion or the completion date for the PREOS® program. Material cash inflows relating to our PREOS® development program will not commence until after marketing approvals are obtained, and then only if PREOS® finds acceptance in the marketplace. Because of the many risks and uncertainties relating to the completion of clinicals trials, receipt of marketing approval from the applicable regulatory agencies and acceptance in the marketplace, the availability of sufficient funds to complete development of the product, we cannot predict when material cash inflows from our PREOS® program will commence, if ever. To date, we have not received any revenues from product sales of PREOS®. The risks and uncertainties associated with completing the development of PREOS® on schedule, or at all, include the following:

- Our ability to prepare and file an NDA with the FDA;
- We may be unable to obtain regulatory approval of the drug or be unable to obtain such approval on a timely basis;
- Our ability to secure adequate clinical and commercial supplies of PREOS® in order to complete all existing and planned clinical trials and initiate commercial launch upon approval; and
- We may not have adequate funds to complete the development and prepare for the commercial launch of PREOS®.

A failure to obtain marketing approval for PREOS®, secure adequate clinical and commercial supplies of PREOS®, timely prepare and file an NDA, or secure adequate funds to complete development and prepare for commercial launch would likely have the following results on our operations, financial position, and liquidity:

- We would not earn any sales revenue from PREOS®, which would increase the likelihood that we would need to obtain additional financing for our other development efforts;
- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all; and
- Our profitability would be delayed.

Teduglutide. Teduglutide is an analog of glucagon-like peptide 2, a naturally occurring hormone that regulates proliferation of the cells lining the small intestine. We are independently developing teduglutide for the treatment of short bowel syndrome and Crohn's disease. We initiated a pivotal Phase 3 study in adults with short bowel syndrome in the first quarter of 2004. A proof-of-concept clinical study to evaluate the possible utility of teduglutide in the treatment of patients with Crohn's disease was commenced in October 2003.

Our development administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

During the years ended December 31, 2004, 2003, and 2002, we incurred $30.5 million, $18.1 million, and $10.2 million, respectively, in the research and development of this product candidate, including costs associated with the manufacture of clinical and commercial supplies of teduglutide. We have incurred costs of approximately $66.6 million since we acquired this product candidate with our acquisition of Allelix in December 1999.

The goal of our teduglutide development program is to obtain marketing approval from the FDA and analogous international agencies. We will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. Before we can obtain such marketing approvals we will need to complete pivotal clinical trials with satisfactory results and submit a NDA to the FDA. Because of the ongoing work with respect to the pivotal Phase 3 trial in adults with short bowel syndrome, the early stage of the clinical trials in Crohn's disease, and the risks associated with the clinical trial process, including the risk that patient enrollment in the clinical trials may be slow; we may repeat, revise, or expand the scope of future trials or conduct additional clinical trials not presently planned to secure marketing approvals and the additional risks identified herein; we are unable to estimate the costs to completion or the completion date for the teduglutide program. Because of the many risks and uncertainties relating to the completion of clinicals trials, receipt of marketing approval from the applicable regulatory agency, and acceptance in the marketplace, the availability of sufficient funds to complete development of the product, we cannot predict when material cash inflows from our teduglutide program will commence, if ever. To date, we have not received any revenues from product sales of teduglutide. The risks and uncertainties associated with completing the development of teduglutide on schedule, or at all, include the following:

- We may be unable to enroll on a timely basis or at all, a sufficient number of patients to complete our clinical trials as planned;
- Teduglutide may not be shown to be safe and efficacious in the pivotal and on-going clinical trials;
- We may be unable to obtain regulatory approval of the drug or be unable to obtain such approval on a timely basis;
- Our ability to continue to be able to secure adequate clinical and commercial supplies of teduglutide in order to complete preclinical studies, clinical trials, and initiate commercial launch upon approval; and
- We may not have adequate funds to complete the development of teduglutide.

A failure to obtain marketing approval for teduglutide or to timely complete development and obtain regulatory approval would likely have the following results on our operations, financial position and liquidity:

- We would not earn any sales revenue from teduglutide, which would increase the likelihood that we would need to obtain additional financing for our other development efforts; and
- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all; and
- Our profitability would be delayed.

Central Nervous System Disorders

Most of the remaining research and development expenses for the three years ended December 31, 2004, were generated by various early clinical stage programs, pre-clinical studies and drug discovery programs, including those described below.

Metabotropic Glutamate Receptor Program. Since 1996, we have been working to find compounds that act on targets in the central nervous system called mGluRs. We have discovered a number of compounds that activate or inhibit mGluRs and that are highly selective for specific subtypes of mGluRs. Our animal studies with a number of these compounds have demonstrated their potential as drug candidates for the treatment of central nervous system disorders such as chronic pain.

In March 2001, we entered into an agreement with AstraZeneca under which we collaborate exclusively in an extensive program around a number of mGluR subtypes. We granted AstraZeneca exclusive rights to commercialize mGluR subtype-selective compounds. Under our agreement, we are required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel, through March 2006 unless earlier terminated by AstraZeneca or us upon six months advance written notice. If certain milestones are met, AstraZeneca is required to pay us up to $30.0 million. AstraZeneca is also required to pay us royalties on sales of products that include those compounds. We have the right to co-promote any resulting product in the United States and Canada and to receive co-promotion revenue, if any. Should we elect to co-promote products, in some circumstances we will be required to share in the development and regulatory costs associated with those products, and we may not receive some late-stage milestone payments.

During the three years ended December 31, 2004, 2003, and 2002, we incurred $4.6 million, $3.9 million, and $2.2 million, respectively, in research and development expenses under our collaboration with AstraZeneca.

Isovaleramide and Delucemine for CNS Disorders. Isovaleramide is a proprietary small organic molecule which we are evaluating as a potential treatment for various central nervous system disorders. Preclinical studies have shown that isovaleramide is effective in a number of animal models of epilepsy and spasticity. We have completed several Phase 1 clinical trials with isovaleramide to evaluate its safety and tolerability. Our analysis of the data indicates that the drug was safe and well tolerated.

Our development, administration, and overhead costs are included in total research and development expenses for each period, but are not allocated among our various projects.

During the years ended December 31, 2003, 2002, and 2001, we incurred $10.2 million, $3.3 million, and $145,000, respectively, in research and development of this product candidate, including costs associated with the manufacture of clinical supplies of isovaleramide.

Delucemine is a novel compound for which we originally pursued development for the treatment of stroke. This compound targets NMDA receptor-operated calcium channels that are activated by the neurotransmitter glutamate. The compound also has appreciable activity as a serotonin reuptake inhibitor. Published research has suggested that glutamate may play a role in the development of depression. We are evaluating alternatives for the future development of this compound.

During the three years ended December 31, 2004, 2003, and 2002, we incurred $1.5 million, $1.9 million, and $135,000, respectively, in research and development of this product candidate.

Glycine Reuptake Inhibitors. We collaborated with Janssen on glycine reuptake inhibitors to identify prospective drug candidates for schizophrenia and dementia. Janssen has now assumed full responsibility for the development of product candidates identified under the collaboration. We are not expending any significant resources in the program. In November 2001, we received a milestone payment from Janssen as a result of the selection of a preclinical compound for further development as a potential treatment for schizophrenia. Janssen has informed us that they have moved a compound from this collaboration into a Phase 1 clinical trial. We will receive additional milestone payments of up to $20.5 million from Janssen, if certain milestones are met, and royalties on sales of any drugs developed or sold by Janssen under this collaboration agreement.

Summary. The goal of our central nervous system programs is to discover, synthesize, develop, and obtain marketing approval for product candidates. Material cash inflows will not commence until after marketing approvals are obtained, and then only if the product finds acceptance in the marketplace. Currently all compounds are in pre-clinical stages or early clinical stages. In order to obtain marketing approval, we will need to initiate and complete all current and planned clinical trials with satisfactory results and submit a NDA to the FDA. Because of this, and the many risks and uncertainties relating to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when material cash inflows from these programs will commence, if ever.

Results of Operations

Years ended December 31, 2004 and 2003

Revenues. Substantially all our revenues have come from license fees, research and development support payments, milestone payments, and royalty payments from our licensees and collaborators. These revenues fluctuate from year to year. Our revenues were $14.2 million in 2004 compared to $9.9 million in 2003. The increase in revenues from 2003 to 2004 is primarily the result of a $10.0 million milestone payment we received from Amgen Inc. for the approval of their NDA by the FDA for cinacalcet HCl in March 2004 and a $2.0 million milestone payment we received from Kirin Brewery Company, Ltd. for the commencement of a Phase 3 clinical trial with cinacalcet HCl in Japan. Additionally, during 2004 we received $2.2 million in royalty revenue from Amgen on the sales of cinacalcet HCl. During 2003 we received a $6.0 million milestone payment from Amgen for the submission of their NDA to the FDA for cinacalcet HCl and a $2.0 million milestone payment from GlaxoSmithKline for the initiation of a clinical study with a new calcilytic compound. Additionally, we recognized $1.5 million in revenue during 2003 as a result of our settled arbitration with Forest Laboratories, Inc. relating to a milestone owed to us. We recognized revenue from our agreements as follows:

- Under our agreement with Amgen, we recognized $12.2 million in 2004 and $6.0 million in 2003;
- Under our terminated agreement with Forest, we recognized no revenue in 2004 and $1.5 million in 2003;
- Under our agreement with GlaxoSmithKline, we recognized no revenue in 2004 and $2.2 million in 2003; and
- Under our agreement with Kirin, we recognized $2.0 million in 2004 and no revenue in 2003.

See "Liquidity and Capital Resources" below for further discussion of payments that we may earn in the future under these agreements.

Research and Development. Our research and development expenses arise primarily from compensation and other related costs of our personnel who are dedicated to research and development activities and from the fees paid and costs reimbursed to outside professionals to conduct research, clinical and pre-clinical studies and trials, and to manufacture drug compounds and related supplies prior to FDA approval. Our research and development expenses increased to $143.1 million in 2004 from $118.2 million in 2003. Research and development expenses increased from 2003 to 2004 principally due to a $5.6 million increase in the development costs of advancing our teduglutide clinical program, a $12.7 million increase in costs associated with the manufacture of clinical and commercial supplies of PREOS® and teduglutide, including amounts paid and due to a contract manufacturer for reservation fees in accordance with an agreement we signed for "fill and finish" production of clinical and commercial supplies of PREOS® and a $7.3 million increase in the development costs of our central nervous system programs offset by a $2.6 million decrease in the development costs of our PREOS® clinical program, including personnel related costs.

General and Administrative. Our general and administrative expenses consist primarily of the costs of our management and administrative staff, business insurance, taxes, professional fees, and market research and promotion activities for our product candidates. Our general and administrative expenses increased to $34.4 million in 2004 from $20.3 million in 2003. The increase in general and administrative expenses from 2003 to 2004 is due primarily to a $5.1 million increase in costs related to market research, educational, and various other pre-launch marketing activities associated with PREOS® and teduglutide, $2.0 million in costs related to the internal investigation of the events leading to the execution of the PharmData and DCI contracts and other legal expenses regarding that matter, $850,000 in severance and retirement benefits, and increases in other costs associated with our overall growth and the establishment of commercial headquarters in Parsippany, New Jersey, including increased finance and accounting costs ($1.5 million), human resource expenses ($1.1 million), information technology costs ($1.3 million), legal expenses ($816,000), and facility expenses ($621,000).

Cost of Royalties Received. Our cost of royalties received consists of royalties owed under our agreement with the Brigham and Women's Hospital on sales of cinacalcet HCl. We recorded cost of royalties of $237,000 in 2004 and zero in 2003 as cinacalcet HCl was not approved by the FDA until March 2004.

Amortization of Purchased Intangibles. Purchased intangibles originated with our December 1999 acquisition of Allelix. As of December 31, 2004, purchased intangible assets associated with the acquisition of Allelix were fully amortized. Our amortization of purchased intangibles of $1.6 million in 2004 was comparable to $1.5 million in 2003.

Merger Costs and Termination Fees. Merger costs and termination fees were zero in 2004. We recorded an expense of $46.1 million for the year ended December 31, 2003 as a result of the termination of our merger with Enzon Pharmaceuticals, Inc. (Enzon) and the termination of our agreement with the Government of Canada pursuant to the Technology Partnerships Canada program (TPC).

On February 19, 2003 we entered into an Agreement and Plan of Reorganization (Merger Agreement) with Enzon, which set forth the terms and conditions of the proposed merger of NPS and Enzon. On June 4, 2003, we announced that NPS and Enzon had mutually agreed to terminate the Merger Agreement and other ancillary documents entered into in connection with the Merger Agreement. As part of the agreements to terminate the merger, we paid Enzon a termination fee in the form of a private placement of 1.5 million shares of our common stock valued at $35.6 million based upon the $23.747 per share closing price of our common stock on the Nasdaq National Market on June 4, 2003. A Shelf Registration Statement on Form S-3, providing for the resale of these shares by Enzon was filed with the Securities and Exchange Commission on July 2, 2003. The resale of the shares by Enzon has been registered with the SEC on a Form S-3 Registration Statement. We also incurred direct costs relating to the proposed merger of approximately $4.3 million.

In December 2003, we reached an agreement to mutually terminate our contract with the Government of Canada under its TPC program. As a result, we concluded that it was probable that we would have to repay amounts previously paid by TPC under this agreement and to write off receivables due from TPC. In exchange for mutual releases, we paid $4.3 million to the Government of Canada. Additionally, we released TPC from all outstanding reimbursement obligations, resulting in the write-off of $1.9 million in accounts receivable. We are relieved of any further or continuing obligations related to the development or commercialization of teduglutide. We are continuing our clinical work with this compound for the treatment of various gastrointestinal disorders.

Total Other Income (Expense), Net. Our total other income, net, decreased from $3.3 million in 2003 to total other expense, net, of $1.6 million in 2004. The decrease in total other income, net, from 2003 to 2004 is primarily the result of a recording interest expense of $7.1 million in 2004 compared with $3.7 million in 2003 on our $192.0 million 3.0 percent convertible notes. In addition, we recorded $401,000 of interest expense on our $175.0 million Secured 8.0 percent Notes in 2004. The year ended December 31, 2003, only included six months of interest expense on our convertible notes as these notes where issued in June 2003. Additionally, interest income decreased $751,000, primarily the result of lower average cash, cash equivalents, and marketable investment securities throughout 2004. Balances of cash, cash equivalents, and marketable investment securities during the year ended December 31, 2004 decreased as a result of the need to fund current operations; however, we were able to increase our cash, cash equivalents, and marketable investment securities in the fourth quarter of 2004 due to the issuance of our $175.0 million Secured 8.0 percent Notes.

Income Taxes. Our income tax benefit was decreased from $2.5 million in 2003 to income tax expense of $1.6 million in 2004. The income tax expense recorded in 2004 is primarily the result of a tax audit performed by the Canadian province of Quebec in which it was determined that certain research and development activities performed by us were not eligible to receive previously refunded Quebec Research and Development Wage tax credits from which we recorded income tax expense of $1.4 million. We recorded an income tax benefit of $2.4 million during 2003 for refundable income tax credits relating to research and development activities in Quebec. The amount recorded in 2003 represented our estimate of amounts we believed were probable of being received and retained by us. Prior to 2003 we were not able to estimate or conclude that it was probable that we would receive and retain amounts related to this credit.

As of December 31, 2004, we had a United States federal and state income tax net operating loss carryforward of approximately $191.8 million and $188.9 million, respectively, and a United States federal income tax research credit carryforward of approximately $6.2 million. We also had a Canadian federal and provincial income tax net operating loss carryforward of approximately $364.3 million and $385.9 million, respectively, a Canadian research pool carryforward of approximately $169.6 million and a Canadian investment tax credit carryforward of approximately $24.0 million. Our ability to utilize the United States operating loss and credit carryforwards against future taxable income will be subject to annual limitations in future periods pursuant to the "change in ownership rules" under Section 382 of the Internal Revenue Code of 1986.

Years ended December 31, 2003 and 2002

Revenues. Our revenues were $9.9 million in 2003 compared to $2.2 million in 2002. The increase in revenues from 2002 to 2003 is primarily the result of a $6.0 million milestone payment we received from Amgen Inc. for the submission of their NDA to the FDA for cinacalcet HCl and a $2.0 million milestone payment we received from GlaxoSmithKline for the initiation of a clinical study with a new calcilytic compound. Additionally, we recognized $1.5 million in revenue during 2003 as a result of our settled arbitration with Forest Laboratories, Inc. relating to a milestone owed to us. Similar milestones and revenues were not recognized in 2002. We recognized revenue from our agreements as follows:

- Under our agreement with Amgen, we recognized $6.0 million in 2003 and no revenue in 2002;
- Under our terminated agreement with Forest, we recognized $1.5 million in 2003 and no revenue in 2002;
- Under our agreement with GlaxoSmithKline, we recognized $2.2 million in 2003 and $438,000 in 2002;
- Under our terminated research funding agreement with the Government of Canada, we recognized no revenue in 2003 and $1.8 million in 2002.

See "Liquidity and Capital Resources" below for further discussion of payments that we may earn in the future under these agreements.

Research and Development. Our research and development expenses increased to $118.2 million in 2003 from $80.9 million in 2002. Research and development expenses increased from 2002 to 2003 principally due to a $16.2 million increase in the development costs of our PREOS® clinical program, including personnel related costs, a $5.3 million increase in the development costs of advancing the development of our teduglutide clinical program, a $6.3 million increase in costs associated with the manufacture of clinical and commercial supplies of PREOS® and a $6.6 million increase in the development costs of our central nervous system programs.

General and Administrative. Our general and administrative expenses increased to $20.3 million in 2003 from $14.8 million in 2002. The increase in general and administrative expenses from 2002 to 2003 is due primarily to a $3.0 million increase in costs related to market research, educational, and various other pre-launch marketing activities associated with PREOS® and teduglutide and the hiring of additional marketing personnel, a $1.5 million increase in administrative cost, including hiring additional administrative personnel with related benefits and costs, and a $1.0 million non-cash compensation charge related to the intrinsic value of modified stock options upon the retirement of certain individuals.

Amortization of Purchased Intangibles. Our amortization of purchased intangibles of $1.5 million in 2003 was comparable to $1.3 million in 2002.

Merger Costs and Termination Fees. Merger costs and termination fees were $46.1 million in 2003 as a result of the termination of our merger with Enzon and the termination of our agreement with the Government of Canada under its TPC program. Merger costs and termination fees were zero in 2002.

Total Other Income, Net. Our total other income, net, decreased from $7.9 million in 2002 to $3.3 million in 2003. The decrease from 2002 to 2003 is primarily the result of a recording interest expense of $3.7 million in 2003 on our $192.0 million 3.0 percent Convertible Notes. Additionally, interest income decreased $918,000, primarily the result of lower interest rates during 2003 as compared to 2002.

Income Taxes. Our income tax benefit was $2.5 million in 2003 compared to $102,000 in 2002. We recorded an income tax benefit of $2.4 million during 2003 for refundable income tax credits relating to research and development activities in the Canadian province of Quebec. The amount recorded in 2003 represented our estimate of amounts we believed were probable of being received and retained by us. Prior to 2003, we were not able to estimate or conclude that it was probable that we would receive and retain amounts related to this credit.

Liquidity and Capital Resources

We require cash to fund our operating expenses, to make capital expenditures, acquisitions, and investments, and to service our debt. We have financed operations since inception primarily through payments received under collaborative research and license agreements, the private and public issuance and sale of equity securities, and the issuance and sale of secured debt and convertible debt. As of December 31, 2004, we had recognized $99.8 million of cumulative revenues from payments for research support, license fees, milestone and royalty payments, $480.6 million from the sale of equity securities for cash, and $355.2 million from the sale of secured debt and convertible debt for cash. Our principal sources of liquidity are cash, cash equivalents, and marketable investment securities, which totaled $329.7 million at December 31, 2004. The primary objectives for our marketable investment security portfolio are liquidity and safety of principal. Investments are intended to achieve the highest rate of return to us, consistent with these two objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

In December 2004, we completed a private placement of $175.0 million in Secured 8.0% Notes due March 30, 2017, or Secured Notes. The Company received net proceeds from the issuance of the Secured Notes of approximately $169.3 million, after deducting costs associated with the offering. The Secured Notes accrue interest at an annual rate of 8.0% payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year, commencing March 30, 2005. Accrued interest on the notes was approximately $376,000 as of December 31, 2004.

The Secured Notes are secured by certain royalty and related rights under our agreement with Amgen. Additionally, the only source for interest payments and principal repayment of the Secured Notes is limited to royalty and milestone payments received from Amgen plus any amounts available in the restricted cash reserve account and earnings thereon as described later. All payments received by us from Amgen will be applied to the payment of interest and principal on the Secured Notes until such notes are paid in full. The Secured Notes are non-recourse to NPS Pharmaceuticals, Inc. Payments of principal will be made on March 30 of each year, commencing March 30, 2006, to the extent there is sufficient revenue available for such principal payment. In connection with the issuance of the Secured Notes, we were required to place $14.2 million of the Secured Notes proceeds into a restricted cash reserve account to pay any shortfall of interest payments through December 30, 2006. As of December 30, 2004, we had $14.2 million remaining in the restricted cash reserve account. Any remaining amount in the restricted cash reserve account after December 30, 2006 will be available to repay principal. In the event we receive royalty and milestone payments under our agreement with Amgen above certain specified amounts, a redemption premium on principal repayment will be owed. The redemption premium ranges from 0% to 41.2% of principal payments, depending on the annual net sales of cinacalcet HCl by Amgen. The Company may repurchase, in whole but not in part, the Secured Notes on any Payment Date at a premium ranging from 0% to 41.2% of outstanding principal, depending on the preceding four quarters' sales of Sensipar® by Amgen. We are accruing the estimated redemption premiums over the estimated life of the debt using the "effective interest-rate" method over the projected repayment period of 6 years. We incurred debt issuance costs of $5.7 million, which are also being amortized using the "effective interest-rate" method. The effective interest rate on the Secured Notes, including debt issuance costs and estimated redemption premiums, is approximately 10.3%.

In August 2004, we entered into an agreement with Amgen to promote Kineret®, a biologic therapy for the treatment of moderate to severe rheumatoid arthritis, in the United States. Under the terms of the agreement, Amgen is required to supply product, promotional materials, training, and support to us in our promotional efforts. We are required to promote Kineret® with a minimum number of sales representatives during the term of the agreement. We began promoting Kineret® in March 2005. We will receive a percentage of incremental Kineret® revenues. The initial term of the agreement is for two years following promotion commencement and will automatically renew on an annual basis for successive one-year terms unless either party provides notice of non-renewal to the other party not less than 90 days prior to the then-current term.

In April 2004, we signed a distribution and license agreement with Nycomed Danmark ApS, or Nycomed, in which we granted Nycomed the exclusive right to develop and market PREOS® in Europe. Nycomed also agreed to make an equity investment in NPS of $40.0 million through the purchase of 1.33 million shares of NPS common stock in the form of a private placement. We closed on the equity investment on July 7, 2004. The agreement also requires Nycomed to pay us up to $25.0 million in milestone payments upon regulatory approvals and achievement of certain sales targets and to pay us royalties on product sales. Nycomed has also committed to participate in fifty percent of the costs incurred in the conduct of certain Phase 3b clinical trials up to a maximum contribution of $12.5 million and to expend at least $12.5 million in the conduct of certain Phase 4 clinical studies.

During 2003, we sold $192.0 million of our 3.0 percent Convertible Notes due June 15, 2008, or Convertible Notes. Interest is payable on June 15 and December 15 of each year beginning December 15, 2003. Accrued interest on the Convertible Notes was approximately $256,000 as of December 31, 2004. The holders may convert all or a portion of the Convertible Notes into common stock at any time on or before June 15, 2008. The Convertible Notes are convertible into our common stock at a conversion rate equal to approximately $36.59 per share, subject to adjustment in certain events. The Convertible Notes are unsecured senior debt obligations and rank equally in right of payment with all existing and future unsecured senior indebtedness. On or after June 20, 2006, we may redeem any or all of the Convertible Notes at a redemption price of 100 percent of their principal amount, plus accrued and unpaid interest to the day preceding the redemption date. The Convertible Notes will mature on June 15, 2008 unless earlier converted, redeemed at our option or redeemed at the option of the noteholder upon a fundamental change, as described in the Convertible Note indenture. Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

Net cash used in operating activities was $148.1 million in 2004 compared to $117.5 million in 2003 and $79.3 million in 2002. The increase in cash used by operating activities is primarily a result of increased research and development expenses associated with our teduglutide and isovaleramide clinical programs and general and administrative expenses primarily related to our marketing activities associated with PREOS® as well as commercial activities associated with Kineret®.

Net cash provided by investing activities was $92.1 million in 2004 compared to cash used in investing activities of $92.6 million in 2003 and cash provided by investing activities of $13.7 million in 2002. Net cash provided by investing activities in 2004 and 2002 was primarily the result of selling marketable investment securities to fund current operations. Net cash used in investing activities in 2003 was primarily the result of investing the net proceeds from our Convertible Notes. Additionally, capital expenditures totaled $17.5 million in 2004 compared with $1.8 million in 2003 and $906,000 in 2002. The increase in capital expenditures during 2004 resulted primarily from the construction of a new administrative office and scientific laboratory building located in Research Park of the University of Utah in Salt Lake City, Utah.

Net cash provided by financing activities was $193.0 million, $189.2 million, and $105.5 million, respectively, during 2004, 2003, and 2002. Cash provided by financing activities in 2004 was primarily the result of net proceeds of $39.9 million received from the sale of NPS common stock to Nycomed and net proceeds of $169.3 million from the issuance of the Secured Notes less restricted cash of $14.2 million relating to the interest reserve on the Secured Notes and $5.2 million relating to a manufacturing contract. Cash provided by financing activities in 2003 is primarily the result of net proceeds of $185.9 million from the issuance of the Convertible Notes. Cash provided by financing activities in 2002 is primarily the result of net proceeds of $102.9 million from the sale of common stock from our public offering in October 2002. We also received cash from the exercise of employee stock options and proceeds from the sale of stock by us pursuant to the employee stock purchase plan. Employee stock option exercises and proceeds from the sale of stock by us pursuant to the employee stock purchase plan provided $3.1 million, $3.4 million, and $2.6 million, respectively, of cash during 2004, 2003, and 2002. Proceeds from the exercise of employee stock options vary from period to period based upon, among other factors, fluctuations in the market value of NPS's stock relative to the exercise price of such options.

We could receive future milestone payments of up to $97.5 million in the aggregate if each of our current licensees accomplishes the specified research and/or development milestones provided in the respective agreements. In addition, all of the agreements require the licensees to make royalty payments to us if they sell products covered by the terms of our license agreements. However, we do not control the subject matter, timing or resources applied by our licensees to their development programs. Thus, potential receipt of milestone and royalty payments from these licensees is largely beyond our control. Some of the late-stage development milestone payments from AstraZeneca will not be due if we elect a co-promotion option under which we may commercialize products. Further, each of these agreements may be terminated before its scheduled expiration date by the respective licensee either for any reason or under certain conditions.

We have entered into certain research and license agreements that require us to make research support payments to academic or research institutions when the research is performed. Additional payments may be required upon the accomplishment of research milestones by the institutions or as license fees or royalties to maintain the licenses. As of December 31, 2004, we have a total commitment of up to $917,000 for future research support and milestone payments. Further, depending on the commercial success of certain of our products, we may be required to pay license fees or royalties. For example, we are required to make royalty payments to certain licensors on teduglutide net sales and cinacalcet HCl royalty revenues. We expect to enter into additional sponsored research and license agreements in the future.

Under our agreement with AstraZeneca, we are required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel through March 2006 unless earlier terminated by AstraZeneca or us upon six months advance written notice.

Additionally, we have entered into long-term agreements with certain manufacturers, contract research organizations, and suppliers that require us to make contractual payment to these organizations. We expect to enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up-front payments and long-term commitments of cash.

The following represents the contractual obligations of the Company as of December 31, 2004 (in millions):

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating leases	$ 23.0	$ 1.6	$ 3.9	$ 2.5	$ 15.0
Purchase commitments [1]	155.9	86.1	69.8	—	—
Convertible notes payable	192.0	—	—	192.0	—
Interest on convertible notes payable	20.2	5.8	11.5	2.9	—
Secured notes payable [2]	175.0	—	9.5	58.1	107.4
Interest on secured notes payable [2]	87.9	14.3	28.4	27.3	17.9

(1) Purchase obligations primarily represent commitments for services ($48.9 million), manufacturing agreements ($95.7 million), building construction ($7.1 million) and, other research and purchase commitments ($4.2 million).

(2) Amounts shown as contractual commitments under our Secured Notes payable represent our estimate of expected principal repayment based on anticipated cinacalcet HCl royalty income. Additionally, amounts shown in interest on Secured Notes include our expected premium redemption payment based on cinacalcet HCl royalty income levels.

In January 2005, we completed the construction of a 90,000 square foot building consisting of administrative offices and scientific laboratories in Research Park of the University of Utah in Salt Lake City, Utah. Construction costs were approximately $15.0 million. Additionally, in late 2004, we began construction of leasehold improvements on approximately 52,000 square feet of laboratory, support, and administrative space in the MaRS Discovery District in downtown Toronto, Ontario. Leasehold improvement costs are expected to be approximately $8.5 million and are expected to be complete by the end of 2005.

We expect that our existing capital resources including interest earned thereon, will be sufficient to allow us to maintain our current and planned operations through mid-2006. However, our actual needs will depend on numerous factors, including the progress and scope of our internally funded research, development, and commercialization activities; our ability to comply with the terms of our research funding agreements; our ability to maintain existing collaborations; our decision to seek additional collaborators; the success of our collaborators in developing and marketing products under their respective collaborations with us; our success in producing clinical and commercial supplies of our product candidates on a timely basis sufficient to meet the needs of our clinical trials and commercial launch; the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others; and our success in acquiring and integrating complementary products, technologies or businesses. Our clinical trials may be modified or terminated for several reasons including the risk that our product candidates will demonstrate safety concerns; the risk that regulatory authorities may not approve our product candidates for further development or may require additional or expanded clinical trials to be performed; and the risk that our manufacturers may not be able to supply sufficient quantities of our drug candidates to support our clinical trials or commercial launch, which could lead to a disruption or cessation of the clinical trials or commercial activities. We do not have on hand sufficient supplies of our product candidates to meet all of our clinical trial requirements and we are dependent on outside manufacturers to provide these supplies on a timely basis. If any of the events that pose these risks comes to fruition, we may have to substantially modify or terminate current and planned clinical trials, our business may be materially harmed, our stock price may be adversely affected, and our ability to raise additional capital may be impaired.

We may need to raise substantial additional funds to support our long-term research, product development, and commercialization programs. We regularly consider various fund raising alternatives, including, for example, partnering of existing programs, monetizing of potential revenue streams, debt or equity financing, and merger and acquisition alternatives. We may also seek additional funding through strategic alliances, collaborations, or license agreements, and other financing mechanisms. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, or to obtain funds through arrangements with licensees or others that may require us to relinquish rights to certain of our technologies or product candidates that we may otherwise seek to develop or commercialize on our own.

Critical Accounting Policies

Our critical accounting policies are as follows:

- revenue recognition; and
- valuation of long-lived and intangible assets and goodwill.

Revenue Recognition. We earn our revenue from research and development support payments, license fees, milestone payments, and royalty payments. As described below, significant management judgment and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We apply the provisions of Staff Accounting Bulletin No. 104, *Revenue Recognition,* or SAB No. 104, to all of our revenue transactions and Emerging Issues Task Force, or EITF, Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* to all revenue transactions entered into in fiscal periods beginning after June 15, 2003. We recognize revenue from our research and development support agreements as related research and development costs are incurred and the services are performed. The terms and conditions of our research and development support agreements are such that revenues are earned as the related costs are incurred. The principal costs under these agreements are for personnel employed to conduct research and development under these agreements. We recognize revenue from milestone payments as agreed upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payment approximates the value of achieving the milestone. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period we have continuing involvement in the research and development project. Royalties from licensees are based on third-party sales of licensed products and are recorded in accordance with the contract terms when third-party results are reliably measurable and collectibility is reasonably assured. Cash received in advance of the performance of the related research and development support and for nonrefundable license fees when we have continuing involvement is recorded as deferred income. Where questions arise about contract interpretation, contract performance, or possible breach, we continue to recognize revenue unless we determine that such circumstances are material and/or that payment is not probable.

We analyze our arrangements entered into after June 15, 2003 to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with EITF No. 00-21. Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

Valuation of Long-lived and Intangible Assets and Goodwill. We assess the impairment of long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Our balance sheet reflects net long-lived assets of $9.9 million and net goodwill of $9.0 million as of December 31, 2004.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. As of December 31, 2004, we have not determined the existence of any indication of impairment sufficient to require us to adjust our historical measure of value of such assets.

In 2002, we ceased amortizing goodwill. In lieu of amortization, we perform an annual impairment review of goodwill. We have not determined the existence of any indication of impairment sufficient to require us to adjust our historical measure of the value of such assets.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board, or FASB, issued EITF Issue No. 03-01, which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF No. 03-01 requires that certain quantitative and qualitative disclosures are required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however, the disclosure requirements remain effective for the annual financial statements for fiscal years ending after December 15, 2003. We adopted EITF No. 03-01 for the year ended December 31, 2003. We will evaluate the additional effect, if any, of the remainder of EITF No. 03-01 when final guidance is released.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs,* an amendment of ARB No. 43, Chapter 4, *Inventory Pricing.* SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe adoption of SFAS No. 151 will have a material effect on the consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R *Share Based Payment* (SFAS No. 123R) which is a revision to SFAS No. 123 *Accounting for Stock-Based Compensation,* (SFAS No. 123). SFAS No. 123R supersedes Accounting Principals Board Opinion No. 25 and its related implementation guidance. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement is effective beginning with our third quarter of 2005 which ends September 30, 2005. We are currently evaluating the requirements of SFAS No. 123R and although we believe the impact to our financial statements will be in a similar range as the amounts presented in the pro forma financial results required to be disclosed under the current SFAS No. 123, we have not yet fully determined its impact on the consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our interest rate risk exposure results from our investment portfolio, our convertible notes, and our secured notes. Our primary objectives in managing our investment portfolio are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields. The securities we hold in our investment portfolio are subject to interest rate risk. At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and its interest earnings. After a review of our marketable investment securities, we believe that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the financial statements. Currently, we do not hedge these interest rate exposures. We have established policies and procedures to manage exposure to fluctuations in interest rates. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio. We invest in highly liquid, investment-grade securities and money market funds of various issues, types and maturities. These securities are classified as available for sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as accumulated other comprehensive income as a separate component in stockholders' equity. Our 3.0 percent Convertible Notes in the principal amount of $192.0 million due June 15, 2008 and our 8.0 percent Secured Notes in the principal amount of $175.0 million have a fixed interest rate. The fair value of the Convertible Notes is affected by changes in the interest rates and by changes in the price of our common stock. The fair value of the Secured Notes is affected by changes in the interest rates and by historical rates of royalty revenues from cinacalcet HCl sales.

Foreign Currency Risk. We have research and development operations in Canada. Additionally, we have significant clinical and commercial manufacturing agreements which are denominated in Euro dollars. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar or Euro dollar, or by weak economic conditions in Canada or Europe. When the U.S. dollar strengthens against the Canadian dollar or Euro dollar, the cost of expenses in Canada or Europe decreases. When the U.S. dollar weakens against the Canadian dollar or Euro dollar, the cost of expenses in Canada or Europe increases. The monetary assets and liabilities in our foreign subsidiary which are impacted by the foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical ten percent increase or decrease in the exchange rate between the U.S. dollar and the Canadian dollar or Euro dollar from the December 31, 2004 rate would cause the fair value of such monetary assets and liabilities in our foreign subsidiary to change by an insignificant amount. We are not currently engaged in any foreign currency hedging activities.

CONTROLS AND PROCEDURES

We maintain "disclosure controls and procedures" within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our disclosure controls and procedures, or Disclosure Controls, are designed to ensure that information required to be disclosed by the Company in the reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Our Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our Disclosure Controls, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures.

Evaluation of Disclosure Controls and Procedures. As of December 31, 2004, we evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, which was done under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Immediately following the Signatures section of our Annual Report on Form 10-K for the year ended December 31, 2004, are certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Exchange Act. This Controls and Procedures section includes the information concerning the controls evaluation referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented. Based on the controls evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of their evaluation, our Disclosure Controls and Procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is made known to management, including our Chief Executive Officer and Chief Financial Officer and that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Change in Internal Control over Financial Reporting. No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to material affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment we believe that, as of December 31, 2004, our internal control over financial reporting is effective based on those criteria.

KPMG LLP, our independent registered public accounting firm, has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 27 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NPS Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NPS Pharmaceuticals, Inc. and subsidiaries internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Salt Lake City, Utah
March 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NPS Pharmaceuticals, Inc.:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control over Financial Reporting* appearing herein under "Controls and Procedures" on page 25, that NPS Pharmaceuticals, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NPS Pharmaceuticals, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NPS Pharmaceuticals, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, NPS Pharmaceuticals, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 7, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Salt Lake City, Utah
March 7, 2005

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 177,216	$ 40,285
Marketable investment securities (note 3)	152,469	263,589
Restricted cash and cash equivalents	15,052	—
Accounts receivable	1,424	42
Other current assets	3,330	2,713
Total current assets	349,491	306,629
Restricted cash and cash equivalents	4,385	—
Plant and equipment:		
Land	540	502
Building	1,562	1,448
Equipment	17,361	11,654
Leasehold improvements	4,769	3,199
	24,232	16,803
Less accumulated depreciation and amortization	13,371	11,684
	10,861	5,119
Construction-in-progress	13,679	136
Net plant and equipment	24,540	5,255
Goodwill, net of accumulated amortization of $4,516 and $4,203 at December 31, 2004 and 2003, respectively (note 4)	9,031	8,406
Purchased intangible assets, net of accumulated amortization of $8,613 and $6,413 at December 31, 2004 and 2003, respectively (note 4)	—	1,603
Debt issuance costs, net of accumulated amortization of $1,908 and $658 at December 31, 2004 and 2003, respectively (notes 6 and 7)	9,887	5,464
Other assets	151	151
	$ 397,485	$ 327,508
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 29,278	$ 12,461
Accrued expenses and other liabilities	4,970	2,878
Accrued research and development expenses	5,613	5,688
Accrued income taxes	3,281	1,696
Total current liabilities	43,142	22,723
Notes payable (notes 6 and 7)	367,000	192,000
Other liabilities	132	—
Total liabilities	410,274	214,723
Stockholders' equity (notes 8 and 9):		
Preferred stock, $0.001 par value. Authorized 5,000,000 shares; issued and outstanding no shares	—	—
Common stock, $0.001 par value. Authorized 105,000,000 shares; issued and outstanding 38,771,824 shares at December 31, 2004 and 37,060,633 shares at December 31, 2003	39	37
Additional paid-in capital	578,268	533,929
Deferred compensation	(2,527)	(3,716)
Accumulated other comprehensive income	(2,088)	765
Accumulated deficit	(586,481)	(418,230)
Total stockholders' equity (deficit)	(12,789)	112,785
Commitments and contingencies (notes 2, 5, 6, 7, 9, and 15)		
	$ 397,485	$ 327,508

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Years ended December 31, 2004	2003	2002
Revenues from research and license agreements	$ 14,237	$ 9,919	$ 2,154
Operating expenses:			
Cost of royalties	237	—	—
Research and development	143,099	118,173	80,872
General and administrative	34,351	20,337	14,777
Amortization of purchased intangibles (note 4)	1,598	1,485	1,322
Merger costs and termination fees (note 13)	—	46,114	—
Total operating expenses	179,285	186,109	96,971
Operating loss	(165,048)	(176,190)	(94,817)
Other income (expense):			
Interest income	5,191	5,942	6,861
Interest expense, net	(7,527)	(3,718)	—
Gain on sale of marketable investment securities	78	259	617
Gain on disposition of equipment, leasehold improvements, and leases	—	24	62
Foreign currency transaction gain (loss)	486	541	(39)
Other	202	217	382
Total other income (expense)	(1,570)	3,265	7,883
Loss before income tax expense (benefit)	(166,618)	(172,925)	(86,934)
Income tax expense (benefit) (note 10)	1,633	(2,530)	(102)
Net loss	$ (168,251)	$ (170,395)	$ (86,832)
Basic and diluted net loss per common and potential common share	$ (4.43)	$ (4.71)	$ (2.79)
Weighted average common and potential common shares outstanding—basic and diluted	37,948	36,148	31,165

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Accumulated deficit	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total stockholders' equity (deficit)
Balances, December 31, 2001	$ —	$ 30	$ 382,681	$ (34)	$ (161,003)		$ 261	$ 221,935
Issuance of 4,600,000 shares of common stock for cash (note 8)	—	5	102,943	—	—		—	102,948
Issuance of 284,560 shares of common stock for cash under option plans	—	—	2,024	—	—		—	2,024
Issuance of 21,140 shares of common stock for services	—	—	602	—	—		—	602
Issuance of 19,487 shares of common stock for cash under employee purchase plan	—	—	329	—	—		—	329
Compensation expense on stock option issuances	—	—	437	—	—		—	437
Deferred compensation, net of current year expense	—	—	336	(336)	—		—	—
Gross unrealized gains on marketable securities						1,127		
Reclassification for realized gains on marketable securities						(617)		
Net unrealized gains on marketable securities	—	—	—	—	—	510	510	510
Foreign currency translation gain	—	—	—	—	—	409	409	409
Net loss	—	—	—	—	(86,832)	(86,832)	—	(86,832)
Comprehensive loss	—	—	—	—	—	$ (85,913)	—	—
Balances, December 31, 2002	—	35	489,352	(370)	(247,835)		1,180	242,362
Issuance of 1,500,000 shares of common stock for termination fees (notes 8 and 13)	—	2	35,619	—	—		—	35,621
Issuance of 419,216 shares of common stock for cash under option plans	—	—	2,795	—	—		—	2,795
Issuance of 19,000 shares of common stock for services	—	—	495	—	—		—	495
Issuance of 32,533 shares of common stock for cash under employee purchase plan	—	—	573	—	—		—	573
Compensation expense on stock option issuances	—	—	1,749	—	—		—	1,749
Deferred compensation, net of current year expense	—	—	3,346	(3,346)	—		—	—
Gross unrealized losses on marketable securities						(1,015)		
Reclassification for realized gains on marketable securities						(259)		
Net unrealized losses on marketable investment securities	—	—	—	—	—	(1,274)	(1,274)	(1,274)
Foreign currency translation gain	—	—	—	—	—	859	859	859
Net loss	—	—	—	—	(170,395)	(170,395)	—	(170,395)
Comprehensive loss	—	—	—	—	—	$ (170,810)	—	—
Balances, December 31, 2003	—	37	533,929	(3,716)	(418,230)		765	112,785
Issuance of 1,333,333 shares of common stock for cash (note 8)	—	2	39,890	—	—		—	39,892
Issuance of 298,398 shares of common stock for cash under option plans	—	—	2,267	—	—		—	2,267
Issuance of 28,900 shares of common stock for services	—	—	898	(84)	—		—	814
Issuance of 50,560 shares of common stock for cash under employee purchase plan	—	—	859	—	—		—	859
Compensation expense on stock option issuances	—	—	425	—	—		—	425
Deferred compensation, net of current year expense	—	—	—	1,273	—		—	1,273
Gross unrealized losses on marketable securities						(1,517)		
Reclassification for realized gains on marketable securities						(78)		
Net unrealized losses on marketable investment securities	—	—	—	—	—	(1,595)	(1,595)	(1,595)
Foreign currency translation loss	—	—	—	—	—	(1,258	(1,258)	(1,258)
Net loss	—	—	—	—	(168,251)	(168,251)	—	(168,251)
Comprehensive loss	—	—	—	—	—	$ (171,104)	—	—
Balances, December 31, 2004	$ —	$ 39	$ 578,268	$ (2,527)	$ (586,481)		$ (2,088)	$ (12,789)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (168,251)	$ (170,395)	$ (86,832)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	4,337	3,488	2,807
Gain on disposition of equipment, leasehold improvements, and leases	—	(24)	(62)
Realized gain on sale of marketable investment securities	(78)	(259)	(617)
Issuance of common and preferred stock in lieu of cash for services	814	495	602
Compensation expense on stock options	1,698	1,749	437
Issuance of common stock as part of merger termination fee	—	35,621	—
Write-off of accounts receivable in TPC termination	—	1,920	—
Decrease (increase) in operating assets:			
Accounts receivable	(1,380)	54	6,668
Other current assets and other assets	(517)	791	(210)
Increase (decrease) in operating liabilities:			
Accounts payable, accrued expenses, other current liabilities and other liabilities	13,908	7,486	(2,054)
Accrued income taxes	1,352	1,572	—
Net cash used in operating activities	(148,117)	(117,502)	(79,261)
Cash flows from investing activities:			
Sales and maturities of marketable investment securities	301,644	353,692	391,217
Purchase of marketable investment securities	(192,041)	(444,490)	(376,626)
Acquisitions of equipment and leasehold improvements	(17,475)	(1,812)	(906)
Proceeds from sale of equipment	—	24	62
Net cash provided by (used in) investing activities	92,128	(92,586)	13,747
Cash flows from financing activities:			
Proceeds from convertible notes	—	192,000	—
Proceeds from issuance of notes payable	175,000	—	—
Payment of debt issuance costs	(5,607)	(6,122)	—
Proceeds from issuance of common stock	43,018	3,368	105,536
Restricted cash and cash equivalents	(19,437)	—	—
Principal payments under capital lease obligations	—	—	(4)
Net cash provided by financing activities	192,974	189,246	105,532
Effect of exchange rate changes on cash	(54)	479	382
Net increase (decrease) in cash and cash equivalents	136,931	(20,363)	40,400
Cash and cash equivalents at beginning of period	40,285	60,648	20,248
Cash and cash equivalents at end of period	$ 177,216	$ 40,285	$ 60,648
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 5,760	$ 2,848	$ —
Cash paid (received) for income taxes	203	(4,213)	(102)
Supplemental Schedule of Noncash Investing and Financing Activities:			
Unrealized gains (losses) on marketable investment securities	$ (1,595)	$ (1,274)	$ 510
Accrued debt issuance costs	65	—	—
Accrued acquisition of equipment, leasehold improvements and construction-in-process	3,044	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

(1) Organization and Summary of Significant Accounting Policies

The consolidated financial statements are comprised of the financial statements of NPS Pharmaceuticals, Inc. (NPS) and its subsidiaries, collectively referred to as the Company. The Company is engaged in the discovery, development, and commercialization of pharmaceutical products. Since inception, the Company's principal activities have been performing research and development, raising capital, and establishing research and license agreements. All monetary amounts are reported in U.S. dollars unless specified otherwise. During the first quarter of 2004, the Company commenced its principal operations when Sensipar®, the Company's first commercial product, received marketing approval by the U.S. Food and Drug Administration (FDA) for the treatment of secondary hyperparathyroidism in chronic kidney disease patients on dialysis and for the treatment of elevated calcium levels in patients with parathyroid carcinoma and is no longer considered a development stage enterprise. The following significant accounting policies are followed by the Company in preparing its consolidated financial statements:

(a) Cash Equivalents

The Company considers all highly liquid investments with maturities at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of commercial paper, money market funds, and debt securities of approximately $166.0 million and $37.1 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the book value of cash equivalents approximates fair value.

Total restricted cash and cash equivalent balances were $19.4 million at December 31, 2004. The restricted amount consists of: 1) $14.2 million restricted for the purposes of paying any shortfall of interest payments on our Secured Notes (see note 7) and is classified as either current ($9.8 million) or long-term ($4.4 million) based on the Company's estimate of such interest shortfalls and 2) $5.2 million restricted in escrow as security for payments on certain accrued research and development expenses which are classified as current.

(b) Revenue Recognition

The Company earns revenue from research and development support payments, license fees, milestone payments, and royalty payments. The Company recognizes revenue from its research and development support agreements as related research and development costs are incurred and from milestone payments, as agreed-upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payment approximates the value of achieving the milestone. The Company recognizes revenue from up-front nonrefundable license fees on a straight-line basis over the period wherein the Company has continuing involvement in the research and development project. Royalties from licensees are based on third-party sales of licensed products and are recorded in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured. Cash received in advance of the performance of the related research and development support and for nonrefundable licensee fees the Company has continuing involvement in is recorded as deferred income.

The Company analyzes its arrangements entered into after June 15, 2003 to determine whether the elements should be separated and accounted for individually or as a single unit of accounting in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded for research and development support performed and license fees and milestone payments due and do not bear interest. The Company determines the allowance for doubtful accounts based on assessed customers' ability to pay, historical write-off experience, and economic trends and such allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. The Company did not record a provision for bad debts in 2004, 2003, or 2002.

(d) Plant and Equipment

Plant and equipment are stated at cost. Depreciation of plant is calculated on the straight-line method over its estimated useful life of 25 years. Depreciation and amortization of equipment are calculated on the straight-line method over their estimated useful lives of 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the asset or remainder of the lease term.

(e) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Loss per Common Share

Basic loss per common share is the amount of loss for the period applicable to each share of common stock outstanding during the reporting period. Diluted loss per common share is the amount of loss for the period applicable to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

Potential common shares of approximately 10.3 million, 9.2 million, and 3.1 million during the years ended December 31, 2004, 2003, and 2002, respectively, that could potentially dilute basic earnings per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented. Potential dilutive common shares for the years ended December 31, 2004 and 2003 include approximately 5.2 million common shares related to convertible debentures and 5.1 million and 4.0 million shares, respectively, related to stock options. All potential dilutive commons shares for the year ended December 31, 2002 relate to stock options.

(g) Stock-Based Compensation

The Company employs the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, an amendment of SFAS No. 123. SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). The Company has elected to continue to apply the provisions APB No. 25, under which no compensation cost has been recognized when the exercise price of the option equals the market price of the stock on the date of grant. The Company generally uses the straight-line method of amortization for stock-based compensation. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been increased to the following pro forma amounts (in thousands, except per share amounts):

	2004	2003	2002
Net loss:			
As reported	$ (168,251)	$ (170,395)	$ (86,832)
Add: Stock-based employee compensation expense included in reported net loss	1,675	1,716	101
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(18,074)	(11,649)	(8,387)
Pro forma	$ (184,650)	$ (180,328)	$ (95,118)
Net loss per share as reported:			
Basic and diluted	$ (4.43)	$ (4.71)	$ (2.79)
Pro forma:			
Basic and diluted	$ (4.87)	$ (4.99)	$ (3.05)

Net loss, as reported, also included compensation cost of $23,000, $33,000, and $336,000 for stock-based compensation awards for nonemployees in 2004, 2003, and 2002, respectively.

(h) Use of Estimates

Management of the Company has made estimates and assumptions relating to reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(i) Marketable Investment Securities

The Company classifies its marketable investment securities as available for sale. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value below cost that is deemed other than temporary is charged to results of operations resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as adjustments to yield using the effective-interest method. Interest income is recognized when earned. Realized gains and losses from the sale of marketable investment securities are included in results of operations and are determined on the specific-identification basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(j) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, all subsidiaries in which it owns a majority voting interest including a variable interest entity in which the Company is the primary beneficiary. The Company carries one investment in a non-public corporation at cost, and the Company eliminates all intercompany accounts and transactions in consolidation. The Company reports all monetary amounts in U.S. dollars unless specified otherwise.

(k) Goodwill and Other Purchased Intangibles

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over six years. All other purchased intangible assets are amortized on a straight-line basis over five years.

(l) Accounting for Impairment of Long-Lived Assets

The Company reviews its long-lived assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less cost to sell.

The Company reviews its goodwill for impairment at least annually or more often if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. The goodwill impairment test is a two-step test. Goodwill is considered impaired and a loss is recognized when the carrying value of the reporting unit exceeds its fair value and the carrying value of the goodwill exceeds its implied fair value. The Company completed its impairment review of goodwill during 2004, 2003, and 2002 and determined that no impairment charge was required.

(m) Foreign Currency Translation

The local foreign currency is the functional currency for the Company's foreign subsidiaries. Assets and liabilities of foreign operations are translated to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from translation are reported as a separate component of stockholders' equity. Certain transactions of the foreign subsidiaries are denominated in currencies other than the functional currency, including transactions with the parent company. Transaction gains and losses are included in other income (expense) for the period in which the transaction occurs. The Company's subsidiaries operating in Canada had net liabilities of approximately $10.5 million and $3.9 million as of December 31, 2004 and 2003, respectively.

(n) Operating Segments

The Company is engaged in the discovery, development, and commercialization of pharmaceutical products and, in its current state of development, considers its operations to be a single reportable segment. Financial results of this reportable segment are presented in the accompanying consolidated financial statements. The Company recognized non-United States revenue of $2.0 million, $172,000, and $1.8 million, respectively, during the years ended December 31, 2004, 2003, and 2002. Substantially all of the Company's revenues for the year ended December 31, 2004 were from two licensees of the Company. The majority of the Company's revenue for the year ended December 31, 2003 was from one licensee in addition to revenue recorded upon arbitration settlement. The majority of the Company's accounts receivable as of December 31, 2004 was from one licensee.

(o) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting stockholders' equity (deficit) that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, these consist of net unrealized gains or losses on marketable investment securities and foreign currency translation gains and losses. Accumulated other comprehensive income as of December 31, 2004 and 2003 consists of accumulated net unrealized gains (losses) on marketable investment securities of $(329,000) and $1.3 million, respectively, and foreign currency translation losses of $1.8 million and $501,000, respectively.

(p) Concentration of Suppliers

The Company has entered into agreements with contract manufacturers to manufacture clinical and commercial supplies of its product candidates. In some instances, the Company is dependent upon a single supplier. The loss of one of these suppliers could have a material adverse effect upon the Company's operations.

(q) Leases

The Company leases its facilities under terms of lease agreements which sometimes provide for rent holidays and escalating payments. Rent under operating leases is recognized on a straight-line basis beginning with lease commencement through the end of the lease term.

(r) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. In 2003, $23.0 million of cash and cash equivalents was reclassified to marketable investment securities. In addition, the net cash from investing activities on the statements of cash flows was increased in 2003 by $12.4 million and decreased in 2002 by $16.6 million. None of the reclassifications had an impact on our consolidated statements of operations, stockholder's equity (deficit) or comprehensive income (loss).

(2) Collaborative and License Agreements

The Company is pursuing product development both on an independent basis and in collaboration with others. Because the Company has granted exclusive development, commercialization, and marketing rights to each party (Licensee) under certain of the below-described collaborative research, development, and license agreements, the success of each program is dependent upon the efforts of the Licensee. Each of the respective agreements may be terminated early. If any of the Licensees terminates an agreement, such termination may have a material adverse effect on the Company's operations. Following is a description of significant current collaborations and license agreements:

(a) Amgen Inc.

Effective December 1995, the Company entered into a development and license agreement with Amgen Inc. (Amgen) to develop and commercialize compounds for the treatment of hyperparathyroidism and indications other than osteoporosis. Amgen also acquired an equity investment in the Company in 1995. Amgen paid the Company a $10.0 million nonrefundable license fee and agreed to pay up to $400,000 per year through 2000 in development support, potential additional development milestone payments totaling $26.0 million, and royalties on any future product sales. To date, Amgen has paid the Company $19.0 million in milestone payments. Amgen is incurring all costs of developing and commercializing products. Amgen received exclusive worldwide rights excluding Japan, China, Korea, and Taiwan. The Company recognized research and licensing revenue and royalties from product sales of $12.2 million and $6.0 million in 2004 and 2003, respectively, under the contract. The Company recognized no research and licensing revenue in 2002.

In August 2004, the Company entered into an agreement with Amgen to promote Kineret®, a biologic therapy for the treatment of moderate to severe rheumatoid arthritis, in the United States. Under the terms of the agreement, Amgen is required to supply product, promotional materials, training, and support to the Company in its promotional efforts. The Company is required to promote Kineret® with a minimum number of sales representatives to commence no later than March 31, 2005. The Company will receive a percentage of incremental Kineret® revenues. The Company recognized no revenue under the terms of the agreement in 2004.

(b) AstraZeneca AB

In March 2001, the Company entered into a collaborative effort with AstraZeneca AB (AstraZeneca) to discover, develop, and market new small molecule therapies for the treatment of various disorders of the central nervous system. Under the terms of the agreement, the Company licensed to AstraZeneca its proprietary technology related to protein structures known as metabotropic glutamate receptors (mGluRs). Additionally, the Company granted AstraZeneca exclusive rights to commercialize mGluRs subtype-selective compounds. If certain milestones are met, the Company may receive milestone payments of up to $30.0 million and royalties on sales of products that include those compounds. During the five-year research term, the Company and AstraZeneca will work together on the identification of mGluR-active compounds. The Company is required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel, through March 2006 unless terminated earlier by AstraZeneca or the Company upon six months advance written notice. Once compounds have been selected for development, AstraZeneca will conduct and fund product development. The Company has the right to co-promote any resulting product in the United States and Canada and receive co-promotion revenue, if any. Should the Company elect to co-promote products, in some circumstances it will be required to share in the development and regulatory costs associated with those products.

(c) Eli Lilly and Company and Lilly Canada

In December 1989, Allelix Biopharmaceuticals Inc. (Allelix) entered into a collaborative research and license agreement with Eli Lilly and Company and Lilly Canada (Lilly). Lilly is solely responsible for development, preclinical and clinical testing, and commercialization of any products related to excitatory amino acid receptors under the collaboration, and has an exclusive worldwide license to manufacture and market products developed under the agreement. The Company acquired Allelix in 1999. The Company is entitled to royalties on any sales of products developed under the agreement. The Company recognized no research and licensing revenue under the terms of the agreement in 2004, 2003, and 2002. Lilly is incurring all costs of developing and commercializing products.

(d) GlaxoSmithKline

Effective November 1, 1993, the Company entered into an agreement with GlaxoSmithKline (GSK) to collaborate on the research, development, and commercialization of calcium receptor active compounds to treat osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. GSK also acquired an equity investment in the Company in 1993. Under the terms of the agreement, the Company may receive milestone payments of up to $23.0 million and royalties from any product sales under the license. To date, GSK has paid the Company $12.0 million in milestone payments. The GSK agreement established a three-year research collaboration between the parties, which was extended through October 2002. The Company and GSK agreed to continue the funded research on a month-to-month basis through May 2003. Under the GSK agreement, the Company granted GSK the exclusive license to develop and market worldwide compounds described under the GSK agreement, subject to the Company's right to co-promote in the United States. Once compounds have been selected for development, GSK has agreed to conduct and fund all development of such products, including all human clinical trials and regulatory submissions. In December 2003, the Company entered into an amendment to the agreement with GSK that permits the Company to conduct its own research and development efforts with compounds not in the same class of compounds being pursued by GSK. Under the amendment, the Company is not permitted to commercialize any compounds deriving from the Company's research if GSK is commercializing a compound. The Company also granted to GSK a right of first negotiation to acquire a license to such compounds.

Under the GSK agreement, the Company recognized no research and licensing revenue in 2004. The Company recognized research and licensing revenue of $2.2 million and $438,000 in 2003 and 2002, respectively. The Company is entitled to receive additional payments upon the achievement of specific development and regulatory milestones. The Company is entitled to receive royalties on sales of such compounds by GSK and a share of the profits from co-promoted products.

(e) Janssen Pharmaceutica N.V.

On October 30, 1998, Allelix entered into a collaborative agreement with Janssen Pharmaceutica N.V. (Janssen), a wholly owned subsidiary of Johnson & Johnson, for the research, development, and marketing of new drugs for neuropsychiatric disorders. Johnson & Johnson Development Corporation also acquired an equity investment in Allelix in 1998. Under the terms of the agreement, the Company may receive total milestone payments of up to $21.5 million, development support through November 2003, and royalties from any product sales under this license. Janssen has the right to market products worldwide, subject to a company option for co-promotion in Canada. Under the Janssen agreement, the Company recognized no research and licensing revenue in 2004, 2003, and 2002. Janssen is incurring all costs of developing and commercializing products.

(f) Kirin Brewery Company, Ltd.

Effective June 30, 1995, the Company entered into a five-year agreement with the pharmaceutical division of Kirin Brewery Company, Ltd., a Japanese company (Kirin), to develop and commercialize compounds for the treatment of hyperparathyroidism in Japan, China, Korea, and Taiwan. Kirin paid the Company a $5.0 million license fee and agreed to pay up to $7.0 million in research support, potential additional milestone payments totaling $13.0 million, and royalties on product sales. Kirin research support payments were $500,000 per quarter through June 1997 and were $250,000 per quarter through June 2000. Kirin is incurring all costs of developing and commercializing products. Any payments subsequent to June 2000 represent milestone and royalty payments. To date, Kirin has paid the Company $9.0 million in milestone payments. Kirin received exclusive rights to develop and sell products within its territory. The parties participate in a collaborative research program utilizing the Company's parathyroid calcium receptor technology. The Company recognized research and licensing revenue of $2.0 million in 2004. The Company recognized no research and licensing revenue in 2003 and 2002 under the agreement.

(g) Nycomed Danmark ApS

In April 2004, the Company signed a distribution and license agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted rights to develop and market PREOS® in Europe. Nycomed also acquired an equity investment in the Company of $40.0 million through the purchase of 1.33 million shares of the Company's common stock. The agreement requires Nycomed to pay the Company up to $25.0 million in milestone payments upon regulatory approvals and achievement of certain sales targets and pay the Company royalties on product sales. Nycomed has also committed to participate in fifty percent of the costs incurred in the conduct of certain Phase 3b clinical trials up to a maximum contribution of $12.5 million and to expend at least $12.5 million in the conduct of certain Phase 4 clinical studies. The Company recognized no research and licensing revenue under the terms of the agreement in 2004.

(h) Technology Partnerships Canada

In November 1999, Allelix entered into an agreement with the Government of Canada under its Technology Partnerships Canada (TPC) program relating to the Company's clinical development program for various intestinal disorders utilizing the teduglutide technology. The terms of the agreement called for the Canadian Government to reimburse the Company for up to 30% of qualified costs incurred by Allelix in pursuing clinical development through December 2002, up to a maximum of Cnd. $8.4 million and for the payment by the Company of royalties on revenues received from the sale or license of any product developed from the teduglutide technology up to a total of Cnd. $23.9 million or under some circumstances through the period of December 2017, whichever occurs first. Effective December 31, 2003, the Company and TPC mutually agreed to terminate the agreement (see note 13). The Company recognized no research support revenue in 2003 and recognized $1.8 million in research support revenue in 2002.

(i) In-License and Purchase Agreements

The Company has entered into certain sponsored research, license, and purchase agreements that require the Company to make research support and milestone payments to academic or commercial research institutions. During 2004, 2003, and 2002, the Company paid to these institutions $1.7 million, $3.9 million, and $1.2 million, respectively, in sponsored research payments and license fees. As of December 31, 2004, the Company had a total commitment of up to $917,000 for future research support and milestone payments. Depending on the commercial success of certain products, the Company may be required to pay license fees or royalties. Additionally, the Company is required to pay royalties on sales of cinacalcet HCl up to a cumulative maximum of $15.0 million.

(3) Marketable Investment Securities

Investment securities available for sale as of December 31, 2004 are summarized as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities:				
Common stock	$ 1	—	—	1
Debt securities:				
Corporate	53,258	201	(103)	53,356
Municipal	37,279	—	(38)	37,241
Government agency	62,260	3	(392)	61,871
	$ 152,798	204	(533)	152,469

Investment securities available for sale as of December 31, 2003 are summarized as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities:				
Common stock	$ 1	—	—	1
Debt securities:				
Corporate	92,561	1,176	(17)	93,720
Municipal	52,530	24	(14)	52,540
Government agency	117,232	218	(122)	117,328
	$ 262,324	1,418	(153)	263,589

Investment securities available for sale in an unrealized loss position as of December 31, 2004 are summarized as follows (in thousands):

	Less than 12 month		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:						
Corporate	$ 14,937	99	560	4	15,497	103
Municipal	9,817	38	—	—	9,817	38
Government agency	54,194	342	3,447	50	57,641	392
	$ 78,948	479	4,007	54	82,955	533

All securities in an unrealized loss position as of December 31, 2004 are debt securities. Debt securities in an unrealized loss position as of December 31, 2004 were not impaired at acquisition, and the decline in fair value is due to interest rate fluctuations.

Maturities of investment securities available for sale are as follows at December 31, 2004 (in thousands):

	Amortized cost	Fair value
Due within one year	$ 61,804	61,705
Due after one year through five years	43,624	43,433
Due after five years through ten years	1,190	1,177
Due after ten years	46,179	46,153
Total debt securities	152,797	152,468
Equity securities	1	1
	$ 152,798	152,469

(4) Goodwill and Identifiable Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date was recorded as goodwill. As of December 31, 2004, the Company had goodwill of $9.0 million, which is net of $4.5 million in accumulated amortization, from the acquisition of Allelix in December 1999.

Purchased Intangible Assets. Purchased intangible assets consist of patents acquired in our December 1999 acquisition of Allelix and are amortized over a period of five years on a straight-line basis. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of purchased intangible assets:

	As of December 31, 2004	As of December 31, 2003
Gross carrying amount	$ 8,613	$ 8,016
Accumulated amortization	(8,613)	(6,413)
Net carrying amount	$ —	$ 1,603

Amortization expense associated with purchased intangible assets was $1.6 million, $1.5 million, and $1.3 million for 2004, 2003, and 2002, respectively.

(5) Leases

38 The Company has noncancelable operating leases for office and laboratory space that expire in 2015, noncancelable operating leases for certain equipment that expire in 2006, and a noncancelable ground lease that expires in 2043. Rental expense for these operating leases was approximately $2.5 million, $1.4 million, and $1.2 million for 2004, 2003, and 2002, respectively. The future lease payments under noncancelable operating leases as of December 31, 2004 are as follows (in thousands):

	Operating leases
Year ending December 31:	
2005	$ 1,573
2006	1,898
2007	2,032
2008	1,231
2009	1,246
Thereafter	15,030
Total minimum lease payments	$ 23,010

(6) Convertible Notes Payable

In July 2003, the Company completed a private placement of $192.0 million in 3.0% Convertible Notes due June 15, 2008 (Convertible Notes). The Company received net proceeds from these Convertible Notes of approximately $185.9 million, after deducting costs associated with the offering. The Convertible Notes accrue interest at an annual rate of 3.0% payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2003. Accrued interest on the Convertible Notes was approximately $256,000 as of December 31, 2004. The holders may convert all or a portion of the Convertible Notes into common stock at any time on or before June 15, 2008. The Convertible Notes are convertible into common stock at a conversion price of $36.59 per share, subject to adjustment in certain events. The Convertible Notes are unsecured senior debt obligations and rank equally in right of payment with all existing and future unsecured senior indebtedness. On or after June 20, 2006, the Company may redeem any or all of the Convertible Notes at redemption prices of 100% of their principal amount, plus accrued and unpaid interest through the day preceding the redemption date. Upon the occurrence of a "fundamental change," as defined in the indenture governing the Convertible Notes, holders of the Convertible

Notes may require the Company to redeem all or a part of the Convertible Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. The Company has filed a registration statement with the United States Securities and Exchange Commission covering the resale of the Convertible Notes and common stock issuable upon conversion of the Convertible Notes. The Company incurred debt issuance costs of $6.1 million, which are being amortized over a five-year period. The effective interest rate on the Convertible Notes, including debt issuance costs, is 3.6%.

(7) Secured Notes Payable

In December 2004, the Company completed a private placement of $175.0 million in Secured 8.0% Notes due March 30, 2017 (Secured Notes). The Company received net proceeds from the issuance of the Secured Notes of approximately $169.3 million, after deducting costs associated with the offering. The Secured Notes accrue interest at an annual rate of 8.0% payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year (Payment Date), commencing March 30, 2005. Accrued interest on the notes was approximately $376,000 as of December 31, 2004. The Secured Notes are secured by certain royalty and related rights of the Company under its agreement with Amgen. Additionally, the only source for interest payments and principal repayment of the Secured Notes is limited to royalty and milestone payments received from Amgen plus any amounts available in the restricted cash reserve account and earnings thereon as described later. The Secured Notes are non-recourse to NPS Pharmaceuticals, Inc. Payments of principal will be made on March 30 of each year commencing March 30, 2006, to the extent there is sufficient revenue available for such principal payment. In connection with the issuance of the Secured Notes, the Company was required to place $14.2 million of the Secured Notes proceeds into a restricted cash reserve account to pay any shortfall of interest payments through December 30, 2006. As of December 30, 2004, the Company had $14.2 million remaining in the restricted cash reserve account. Any remaining amount in the restricted cash reserve account after December 30, 2006 will be available to repay principal. In the event the Company receives royalty and milestone payments under its agreement with Amgen above certain specified amounts, a redemption premium on principal repayment will be owed. The redemption premium ranges from 0% to 41.2% of principal payments, depending on the annual net sales of Sensipar® by Amgen. The Company may repurchase, in whole but not in part, the Secured Notes on any Payment Date at a premium ranging from 0% to 41.2% of outstanding principal, depending on the preceding four quarters' sales of Sensipar® by Amgen. The Company is accruing the estimated redemption premiums over the estimated life of the debt using the "effective interest-rate" method over the projected repayment period of 6 years. The Company incurred debt issuance costs of $5.7 million, which are also being amortized using the "effective interest-rate" method. The effective interest rate on the Secured Notes, including debt issuance costs and estimated redemption premiums, is approximately 10.3%.

(8) Capital Stock

(a) Stockholder Rights Plan

In December 1996, the board of directors approved the adoption of a Stockholder Rights Plan (the Rights Plan). The Rights Plan was subsequently amended on December 31, 2001 to increase the purchase price of a share of Series A Junior Participating Preferred Stock and to extend the expiration date of the Rights Plan. The Rights Plan provides for the distribution of a preferred stock purchase right (Right) as a dividend for each outstanding share of the Company's common stock. This Right entitles stockholders to acquire stock in the Company or in an acquirer of the Company at a discounted price in the event that a person or group acquires 20% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 20% or more of the Company's stock. Each right entitles the registered holder to purchase from the Company 1/100th of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share at a price of $300 per 1/100th of a preferred share, subject to adjustment. The Rights may only be exercised on the occurrence of certain events related to a hostile takeover of the Company as described above. In any event, the Rights will expire on December 31, 2011. The Rights may be redeemed by the Company at $0.01 per right at any time prior to expiration or the occurrence of an event triggering exercise. At December 31, 2004, the Rights were not exercisable.

(b) Exchangeable Shares of NPS Allelix Inc.

On December 23, 1999, in connection with the acquisition of all of the outstanding common shares of Allelix, NPS Allelix Inc., an acquisition subsidiary of the Company, issued 3,476,009 exchangeable shares to certain Canadian stockholders of Allelix in exchange for their shares of Allelix. The exchangeable shares were treated as the functional equivalent of NPS common stock. On July 4, 2003, the Company redeemed all outstanding exchangeable shares for shares of NPS common stock. As a result, there are no longer any exchangeable shares outstanding.

(c) Capital Stock Transactions

In July 2004, the Company completed a private placement with Nycomed in which Nycomed purchased 1.33 million shares of the Company's common stock at $30.00 per share, with net proceeds of $39.9 million, as part of the distribution and license agreement signed with Nycomed in April 2004.

In June 2003, the Company and Enzon Pharmaceuticals, Inc. (Enzon) mutually agreed to terminate the Agreement and Plan of Reorganization (Merger Agreement). As part of the agreement to terminate the merger, the Company issued Enzon 1.5 million shares of its common stock valued at $35.6 million (see note 13).

In October 2002, the Company completed a public offering of 4.6 million shares of its common stock at $23.95 per share, with net proceeds after deducting offering costs of $7.3 million to the Company of approximately $102.9 million.

(9) Stock-Based Compensation Plans

As of December 31, 2004, the Company has four stock option plans: the 1987 Stock Option Plan (the 1987 Plan), the 1994 Equity Incentive Plan (the 1994 Plan), the 1994 Nonemployee Directors' Stock Option Plan (the Directors' Plan), and the 1998 Stock Option Plan (the 1998 Plan). An aggregate of 6,263,180 shares are authorized for issuance under the four plans.

As of December 31, 2004, there are no shares reserved for future grant under the 1987 Plan, the 1994 Plan and the Directors' Plan. As of December 31, 2004, there are 1,149,635 shares reserved for future grant under the 1998 Plan. Under the Company's 1998 Plan, the exercise price of options is generally not less than the fair market value on the date of grant. The number of shares, terms, and exercise period are determined by the board of directors on an option-by-option basis, and the exercise period does not extend beyond ten years from the date of the grant. Options generally vest 28% after one year and 2% to 3% per month thereafter. On December 13, 2002, the Company modified the option grants of certain employees. The result of the option modification was that upon the occurrence of a strategic corporate event in which the employee is severed, the employee would receive some period of vesting acceleration and have an increased period of time to exercise vested options. In 2004, the Company recorded compensation expense of $23,000 upon the termination of one employee which represented the December 13, 2002 intrinsic value of affected options. The December 13, 2002 intrinsic value of the affected options for the remaining employees is $14.0 million at December 31, 2004. The Company has not recorded additional compensation expense for the intrinsic value of impacted options for any other employee as the strategic corporate event and ultimate severance is not considered probable as of December 31, 2004. At such time that severance is deemed probable for any one of these employees, the Company may incur a charge to compensation expense.

On December 13, 2002, the Company adopted an arrangement for the exercise of employee stock options following retirement. Pursuant to this arrangement, the Company modified option grants for each employee who later retires and meets certain criteria. Under the plan, retiring employees receive two years of vesting acceleration and have the remaining life of the options to exercise vested options. Employees are eligible to retire when the combination of years of service and age, with a minimum age of 55, equal at least 70 years. During 2004, the Company recorded compensation expense of $291,000 upon the retirement of two employees which represented the December 13, 2002 intrinsic value of the affected options and during 2003 the Company recorded compensation expense of $960,000 upon the retirement of three employees and one Board member which represented the December 13, 2002 intrinsic value of the affected options. The Company has not recorded additional compensation expense for the intrinsic value of impacted options for any other employee as the Company is not able to estimate which employees will retire, the timing of that retirement, or the number of affected options. As of December 31, 2004, no employee had notified the Company of his/her intention to retire. At such time as it is possible to estimate the number of employees who will benefit from the modification, the Company may incur a charge to compensation expense.

The Company also has an Employee Stock Purchase Plan (the Purchase Plan) whereby qualified employees are allowed to purchase limited amounts of the Company's common stock at the lesser of 85% of the market price at the beginning or end of the offering period or purchase period. The Company has authorized 335,000 shares for purchase by employees. Employees purchased 50,560, 32,533, and 19,487 shares under the Purchase Plan in the years ended December 31, 2004, 2003, and 2002, respectively, and 46,401 shares remain available for future purchase.

A summary of activity related to aggregate options under all four plans is indicated in the following table (shares in thousands):

	Years ended December 31					
	2004		2003		2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	3,998	$ 19.95	3,111	$ 16.64	2,632	$ 14.05
Options granted	1,725	22.19	1,385	23.64	900	22.34
	5,723		4,496		3,532	
Options exercised	332	9.87	445	8.12	309	8.72
Options canceled	277	22.71	53	21.83	112	23.51
	609		498		421	
Options outstanding at end of year	5,114	21.21	3,998	19.95	3,111	16.64
Options exercisable at end of year	2,530	19.69	1,941	16.03	1,635	11.54
Weighted average fair value of options granted during the year		15.15		16.04		14.91

The following table summarizes information about stock options outstanding at December 31, 2004 (shares in thousands):

	Options outstanding			Options exercisable	
Range of exercise price	Outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of December 31, 2004	Weighted average exercise price
$ 0.00 – 5.63	103	5.0	$ 4.43	99	$ 4.61
5.64 – 11.26	750	3.5	9.26	750	9.26
11.27 – 16.89	96	5.7	13.77	68	13.42
16.90 – 22.52	2,824	8.3	21.53	799	21.78
22.53 – 28.16	506	8.2	26.56	189	26.44
28.17 – 33.79	758	6.5	29.75	563	29.68
33.80 – 39.42	64	6.7	35.81	48	35.89
39.43 – 45.05	5	5.8	41.29	6	41.30
45.06 – 50.68	2	3.5	48.13	2	48.13
50.69 – 56.31	6	5.7	54.02	6	54.02
	5,114	7.1	21.21	2,530	19.69

Pursuant to SFAS No. 123, the Company has estimated the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003, and 2002, respectively: risk free interest rates of 3.7%, 3.2%, and 4.5%; expected dividend yields of 0%; expected lives of 5 years; and expected volatility of 83%, 85%, and 80%. The weighted average fair value of employee stock purchase rights granted under the Employee Stock Purchase Plan (the Purchase Plan) in 2004, 2003, and 2002 was $11.86, $10.82, and $13.85, respectively. The fair value for the employee stock purchase rights was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions in 2004, 2003, and 2002, respectively: risk free interest rates of 1.4%, 1.2%, and 1.8%; expected dividend yields of 0%; expected lives of 0.5 years; and expected volatility of 45%, 79%, and 75%. The Company granted options in 2004, 2003, and 2002 to nonemployees for the performance of services. Options granted to nonemployees are remeasured based on their fair value until such options vest. Stock compensation cost for nonemployees is recognized over the period services are provided. The fair value of the options granted to nonemployees was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions in 2004, 2003, and 2002, respectively: risk free interest rates of 4.3%, 3.1%, and 3.1%; expected dividend yields of 0%; contract lives of 9.0 years, 4.8 years, and 2.0 years; and expected volatility of 75%, 103%, and 99%.

The Company granted 811,540 stock options during 2003 to employees with a weighted average exercise price of $21.46 and a weighted average fair value of $14.60 that were contingent upon the shareholders approving an increase in the authorized shares. The shareholders of the Company approved the increase in authorized shares on August 21, 2003 when the market value of the common stock was $26.51. As a result, the Company recorded deferred compensation of $4.1 million. The deferred compensation is being amortized over the four-year vesting period of the stock options.

(10) Income Taxes

The Company has income tax expense (benefit) for the years ended December 31, 2004, 2003, and 2002 of $1,633,000, $(2,530,000), and $(102,000), respectively.

Income tax differed from the amounts computed by applying the U.S. federal income tax rate of 34% to loss before income tax expense as a result of the following (in thousands):

	2004	2003	2002
Computed "expected" tax benefit	$ (56,650)	$ (58,795)	$ (29,558))
Foreign tax rate differential	(2,851)	(3,188)	(3,395)
Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets attributable to operations and other adjustments	53,151	87,073	34,341
Adjustment to deferred tax assets for changes in foreign taxes, laws, and rates	9,122	(16,468)	6,268
U.S. and foreign credits	(2,449)	(6,446)	(6,699)
State income taxes, net of federal tax effect	(1,263)	(2,200)	(577)
Foreign R&D wage tax credits (recoverable) payable	1,430	(2,530)	—
Foreign withholding taxes	203	—	—
Other	940	24	(482)
	$ 1,633	$ (2,530)	$ (102)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The Company recorded income tax expense of $1.6 million during the year ended December 31, 2004 relating primarily to $1.4 million in Quebec Research and Development Wage tax credits previously refunded to the Company that have since been determined to have arisen from activities which do not qualify as allowable research and development expenditures. The remaining $203,000 in 2004 was due to foreign withholding taxes. The Company recorded an income tax benefit of $2.4 million during the year ended December 31, 2003 for refundable income tax credits relating to the research and development activities in the province of Quebec. The amount recorded in 2003 represented the Company's estimate of the amounts the Company determined was probable of being received and retained. This estimate was revised in 2004 to account for amounts subsequently determined to have arisen from activities not qualifying as allowable research and development expenditures.

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	2004	2003	2002
Domestic	$ (32,153)	$ (61,747)	$ (13,038)
Foreign	(134,465)	(111,178)	(73,896)
Total loss before taxes	$ (166,618)	$ (172,925)	$ (86,934)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2004 and 2003 are presented below (in thousands):

	2004		2003	
	Domestic	Foreign	Domestic	Foreign
Deferred tax assets:				
Stock compensation expense	$ 2,659	$ —	$ 3,098	$ —
Accrued compensation	280	—	173	—
Equipment and leasehold improvements, principally due to differences in depreciation	628	6	562	13
Intangible assets	—	6,211	—	5,454
Research and development pool carryforward	—	61,266	—	64,772
Net operating loss carryforward	71,457	134,598	58,816	70,021
Research credit carryforward	6,968	—	5,732	—
Investment tax credit carryforward	—	17,513	—	22,988
State credits	124	—	—	—
Other	49	868	—	—
Total gross deferred tax assets	82,165	220,462	68,381	163,248
Less valuation allowance	(82,165)	(220,462)	(68,381)	(163,248)
Deferred tax assets	—	—	—	—
Deferred tax liabilities	—	—	—	—
Net deferred tax asset (liability)	$ —	$ —	$ —	$ —

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2004 will be allocated as follows: 1) To the extent that the Allelix acquired net deferred tax assets are recognized, the tax benefit will be applied to reduce any remaining unamortized goodwill. At December 31, 2004, the remaining unamortized goodwill equaled $9.0 million. 2) Tax benefits in excess of the acquired goodwill related to the acquisition will be reported as a reduction of income tax expense. The valuation allowance includes the benefit for stock option exercises which increased the size of the domestic net operating loss carryovers. Future reductions to the domestic valuation allowance will be allocated $72.5 million to operations and $9.7 million to paid-in capital.

The valuation allowance for deferred tax assets as of January 1, 2004 and 2003 was $231.6 million and $126.3 million, respectively. The net change in the Company's total valuation allowance for the years ended December 31, 2004, 2003, and 2002 was an increase of $71.0 million, $105.3 million, and $29.0 million, respectively.

At December 31, 2004, the Company had domestic and foreign net operating loss and credit carryforwards available to offset future income for tax purposes approximately as follows (in thousands):

	Domestic net operating loss carryforward for regular income tax purposes	Domestic research credit carryforward	Canadian net operating loss carryforward for regular income tax purposes		Canadian research pool carryforward	Canadian investment tax credit carryforward
			Federal	Provincial		
Expiring:						
2005	$ 247	$ 20	$ 653	$ 2,530		$ 2,133
2006	585	49	7	130		3,228
2007	—	49	13,666	21,183		2,594
2008	2,452	334	51,128	54,963		240
2009	6,342	317	79,630	82,907		—
2010	2,928	166	89,750	92,481		1,591
2011	58	360	129,423	131,695		2,717
2012	10,890	846	—	—		2,805
2013	18,328	—	—	—		6,037
2018	18,695	1,035	—	—		—
2019	16,136	988	—	—		2,616
2020	3,107	724	—	—		—
2021	843	255	—	—		—
2022	16,083	363	—	—		—
2023	63,992	296	—	—		—
2024	31,147	412	—	—		—
Total	$ 191,833	$ 6,215	$ 364,257	$ 385,889	$ 169,618	$ 23,961

The Company also has domestic state net operating loss carryovers and tax credit carryforwards in varying amounts depending on the different state laws. The Company's domestic tax loss carryover for alternative minimum tax purposes is approximately the same as the Company's regular tax loss carryover. For the year ended December 31, 2004, certain Canadian research pool carryforward amounts were reclassified to Canadian net operating loss carryforwards as a result of audit by Canadian and Quebec tax authorities. The remaining Canadian research pool carryforward of $169.6 million carries forward indefinitely.

As measured under the rules of the Tax Reform Act of 1986, the Company has undergone one or more greater than 50% changes of ownership since 1986. Consequently, use of the Company's domestic net operating loss carryforward and research credit carryforward against future taxable income in any one year may be limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's fair market value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years. Management does not believe that these rules will adversely impact the Company's ability to utilize the above losses and credits in the aggregate.

(11) Employee Benefit Plan

The Company maintains a tax-qualified employee savings and retirement plan (401(k) Plan) covering all of the Company's employees in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by the lesser of 15% of eligible compensation or the prescribed IRS annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants. The Company matched one-half of employee contributions in 2004 up to a maximum contribution from the Company of the lesser of 3% of employee compensation or $6,150. Total matching contributions for the years ended December 31, 2004, 2003, and 2002 were $437,000, $263,000, and $217,000, respectively.

Additionally, the Company maintains a tax-qualified defined contribution pension plan for its Canadian employees. Employees may elect to reduce their current compensation by 2% or 4% of eligible compensation up to a maximum of Cnd. $7,250 per year and have the amount of such reduction contributed to the pension plan. The Company matches 100% of such contributions. Total matching contributions for the years ended December 31, 2004, 2003, and 2002 were Cnd. $298,000, Cnd. $226,000, and Cnd. $200,000, respectively.

(12) Disclosure about the Fair Value of Financial Instruments

The carrying value for certain short-term financial instruments that mature or reprice frequently at market rates approximates fair value. Such financial instruments include: cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities. The fair values of marketable investment securities are based on quoted market prices at the reporting date. The fair value of the Company's Convertible Notes, based on quoted market prices at the reporting date, was $177.4 million. The fair value of the Company's Secured Notes was estimated to be $175.0 million, as issuance of the Secured Notes occurred on December 22, 2004. The Company does not invest in derivatives.

(13) Merger Costs and Termination Fees

On February 19, 2003, the Company entered into an Merger Agreement with Enzon, which set forth the terms and conditions of the proposed merger of NPS and Enzon. On June 4, 2003, NPS and Enzon announced they had mutually agreed to terminate the Merger Agreement and other ancillary documents entered into in connection with the Merger Agreement. As part of the agreements to terminate the merger, the Company paid Enzon a termination fee in the form of a private placement of 1.5 million shares of the Company's common stock valued at $35.6 million based upon the $23.747 per share closing price of our common stock on the Nasdaq National Market on June 4, 2003. A Shelf Registration Statement on Form S-3, providing for the resale of these shares by Enzon, was filed with the Securities and Exchange Commission on July 2, 2003. The resale of these shares by Enzon has been registered with the SEC on a Form S-3 Registration Statement. The Company also incurred direct costs relating to the proposed merger of approximately $4.3 million.

In December 2003, the Company reached an agreement to terminate its contract with the Government of Canada under its TPC program. As a result, the Company concluded that it was probable that it would have to repay amounts previously paid by TPC under this research and development agreement and to write off receivables due from TPC. In exchange for mutual releases, the Company paid $4.3 million to the Government of Canada and agreed to release TPC from all outstanding reimbursement obligations, resulting in the write off of $1.9 million in accounts receivable.

(14) Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board (FASB) issued EITF Issue No. 03-01 (EITF No. 03-01), which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF No. 03-01 requires that certain quantitative and qualitative disclosures are required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however, the disclosure requirements remain effective for the annual financial statements for fiscal years ending after December 15, 2003. The Company adopted EITF No. 03-01 for the year ended December 31, 2003. The Company will evaluate the additional effect, if any, of the remainder of EITF No. 03-01 when final guidance is released.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs,* an amendment of ARB No. 43, Chapter 4, *Inventory Pricing.* SFAS 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and waste material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of SFAS No. 151 will have a material effect on the consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R *Share Based Payment* (SFAS No. 123R), which is a revision to SFAS No. 123 *Accounting for Stock-Based Compensation* (SFAS No. 123). SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement is effective beginning with our third quarter of 2005 which ends September 30, 2005. The Company is currently evaluating the requirements of SFAS No. 123R and although the Company believes the impact to our financial statements will be in a similar range as the amounts presented in the pro forma financial results required to be disclosed under the current SFAS No. 123, the Company has not yet fully determined its impact on the consolidated financial position, results of operations or cash flows.

(15) Commitments and Contingencies

The Company has agreed to indemnify, under certain circumstances, certain manufacturers and service providers from and against any and all losses, claims, damages or liabilities arising from services provided by such manufacturers and service providers or from any use, including clinical trials, or sale by the Company or any Company agent of any product supplied by the manufacturers.

The Company has entered into purchase commitments and long-term agreements with certain manufacturers, contract research organizations and suppliers that require the Company to make contractual payments to these organizations. As of December 31, 2004, the Company has outstanding commitments under these agreements of approximately $155.9 million. The Company estimates that the outstanding commitments will be paid as follows: $86.1 million in 2005, $41.6 million in 2006, and $28.2 million in 2007.

Board of Directors

Hunter Jackson, Ph.D.
Chief Executive Officer,
President, and Chairman of the Board

Michael W. Bonney
President and Chief Executive Officer,
Cubist Pharmaceuticals, Inc.

Santo J. Costa, J.D.
Chairman, Biopheresis Technologies LLC

John R. Evans, M.D.
Vice Chairman of the Board
Chairman, Torstar Corporation
Chairman, Canada Foundation for Innovation

James G. Groninger, M.B.A., C.P.A., C.F.A.
Chief Executive Officer, LBS Technologies, Inc.
President, The BaySouth Company

Joseph "Skip" Klein III, M.B.A.
Managing Director, Gauss Capital Advisors, LLC

Donald E. Kuhla, Ph.D.
Consultant, Albany Molecular Research, Inc.

Thomas N. Parks, Ph.D.
George and Lorna Winder Professor
of Neuroscience and Chairman,
Department of Neurobiology and Anatomy,
University of Utah School of Medicine

Rachel R. Selisker
Managing Director, Thompson Clive & Partners Inc.

Calvin R. Stiller, M.D.
Chairman and Chief Executive Officer,
Canadian Medical Discoveries Fund, Inc.

Peter G. Tombros, M.S., M.B.A.
Chairman of the Board and
Chief Executive Officer, VivoQuest

Officers

Hunter Jackson, Ph.D.
Chief Executive Officer,
President, and Chairman of the Board

Morgan R. Brown, C.P.A., M.B.A.
Vice President, Finance and Treasurer

David L. Clark, M.S., M.B.A.
Vice President, Corporate Affairs

G. Thomas Heath, M.B.A.
Senior Vice President, Marketing and Sales

Thomas B. Marriott, Ph.D.
Vice President, Development Research

Gerard J. Michel, M.S., M.B.A.
Chief Financial Officer and
Vice President, Corporate Development

Alan L. Mueller, Ph.D.
Vice President, Drug Discovery

Edward F. Nemeth, Ph.D.
Vice President and Chief Scientific Officer

Stephen R. Parrish, M.S.
Vice President, Technical Operations

Alan M. Rauch, M.D.
Senior Vice President, Clinical Research and
Medical Affairs, and Chief Medical Officer

Corporate Information

Corporate Headquarters
NPS Pharmaceuticals, Inc.
383 Colorow Drive
Salt Lake City, Utah 84108-1201 USA
Telephone: 801-583-4939

Business Offices
Morris Corporate Center 1
4th Floor, Building B
300 Interpace Parkway
Parsippany, NJ 07054-1125 USA
Telephone: 973-394-8600

Research Facility / Mississauga
6850 Goreway Drive
Mississauga, Ontario
L4V 1V7 Canada
Telephone: 905-677-0831

Research Facility / Toronto
30 College Street, Suite 301
Toronto, Ontario
M5G 1K2 Canada
Telephone: 416-929-5565

Independent Registered Public Accounting Firm

KPMG LLP
Salt Lake City, Utah

Annual Meeting of Stockholders

The annual meeting will be held on May 12, 2005 at 3:00 p.m., Eastern Time, at the Hilton Parsippany, One Hilton Court, Parsippany, New Jersey, USA. All stockholders are invited to attend.

Transfer Agent and Registrar

Computershare Investor Services
350 Indiana Street
Golden, Colorado 80401
303-986-5400

Form 10-K

A copy of the Company's Form 10-K is available without charge from the Company at the address of its Corporate Headquarters set forth above.

Common Stock and Related Stockholder Information

Since May 26, 1994, the Company's common stock has been quoted on the Nasdaq National Market under the symbol "NPSP." The following table sets forth the quarterly high and low closing sales prices for the Company's common stock for each quarter in the two most recent fiscal years, as reported by the Nasdaq National Market.

2004	High	Low
First Quarter	$ 35.84	$ 25.03
Second Quarter	28.40	20.00
Third Quarter	23.12	16.50
Fourth Quarter	22.62	16.52
2003	**High**	**Low**
First Quarter	$ 28.28	$ 15.45
Second Quarter	28.96	15.51
Third Quarter	32.82	22.74
Fourth Quarter	32.64	25.21

As of December 31, 2004, there were approximately 206 holders of record of our common stock. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance growth and development and therefore do not anticipate paying any cash dividends in the foreseeable future.

Safe Harbor Statement

This Annual Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to statements regarding the description of the Company's plans and objectives and other forward-looking statements included in the Letter to Shareholders and the Management's Discussion and Analysis of Financial Conditions and Results of Operations. Such statements are based on the Company's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, careful consideration should be given to cautionary statements made in SEC filings, including the Company's 2004 Annual Report on Form 10-K, including those statements found under the caption "Risk Factors" in Part I, Item 1, Business.

NPS
PHARMACEUTICALS

Imagining Life's Possibilities™

NPS Pharmaceuticals 383 Colorow Drive Salt Lake City, Utah 84108-1201 Telephone (801) 583-4939 www.npsp.com